3/7





05006313

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Akbank

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAR 08 2005
THOMSON
FINANCIAL

FILE NO. 82- 34825 FISCAL YEAR 12/31/04

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 3/8/05

AKBANK T.A.Ş.

CONSOLIDATED FINANCIAL STATEMENTS AT 31 DECEMBER 2004 TOGETHER WITH AUDITOR'S REPORT

PRICEWATERHOUSECOOPERS

Başaran Nas Serbest Muhasebeci
Mali Müşavirlik A.Ş.
a member of
PricewaterhouseCoopers
BJK Plaza, Süleyman Seba Caddesi
No:48 B Blok Kat 9 Akaretler
Beşiktaş 34357 İstanbul-Turkey
www.pwc.com/tr
Telephone +90 (212) 326 6060
Facsimile +90 (212) 326 6050

AUDITOR'S REPORT

To the Board of Directors of
Akbank T.A.Ş.

1. We have audited the accompanying consolidated balance sheet of Akbank T.A.Ş. ("the Bank" - a Turkish corporation) at 31 December 2004 and the related consolidated statements of income and of cash flows for the year then ended, all expressed in the equivalent purchasing power of the Turkish lira at 31 December 2004. These consolidated financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Akbank T.A.Ş. at 31 December 2004 and the results of its operations and its cash flows for the year then ended in accordance with International Financial Reporting Standards.

Başaran Nas Serbest Muhasebeci
Mali Müşavirlik Anonim Şirketi
a member of
PricewaterhouseCoopers



Zeynep Uras, SMMM
Istanbul, 10 February 2005

AKBANK T.A.Ş.

CONSOLIDATED FINANCIAL STATEMENTS AT 31 DECEMBER 2004

AKBANK T.A.Ş.

CONSOLIDATED BALANCE SHEETS
AT 31 DECEMBER

(Amounts expressed in billions of Turkish lira (TL) in terms of the purchasing power of TL at 31 December 2004)

	Notes	2004	2003
ASSETS			
Cash and due from banks	4	2,214,210	1,866,449
Trading securities	5	3,967,289	8,798,755
Derivative financial instruments	6	211,797	218,289
Reserve requirements with the Central Bank of Turkey	7	1,941,705	1,756,871
Originated loans:			
-Loans and advances to customers	8	13,302,185	9,993,117
-Securities	8	9,713,400	8,046,525
Investment securities:			
-Available-for-sale	9	3,074,915	1,564,083
Investments in associated companies	10	221,907	231,718
Property and equipment	11	710,698	727,453
Deferred tax assets	15	1,581	77,746
Other assets and pre-payments	12	64,042	83,758
Total assets		**35,423,729**	**33,364,764**
LIABILITIES AND SHAREHOLDERS' EQUITY			
Customer deposits	13	22,698,644	22,273,308
Interbank money market deposits	14	20,816	-
Derivative financial instruments	6	3,299	5,355
Funds borrowed	14	5,078,409	3,868,642
Debt securities in issue	14	137,732	313,096
Income taxes payable	15	133,104	303,069
Other liabilities and accrued expenses	16	1,113,181	920,846
Reserve for employment termination benefits	17	38,981	29,169
Total liabilities		**29,224,166**	**27,713,485**
Minority interest		146	134
Shareholders' equity			
-Share capital	18	1,500,000	1,200,000
-Adjustment to share capital	18	2,675,152	2,662,659
Total paid-in share capital		4,175,152	3,862,659
Share premium		9,098	9,098
Translation reserve		(54,556)	(31,832)
Other reserves	9	4,871	4,143
Retained earnings	19	2,064,852	1,807,077
Total shareholders' equity		**6,199,417**	**5,651,145**
Total liabilities and shareholders' equity		**35,423,729**	**33,364,764**
Commitments and contingent liabilities	22		

The consolidated financial statements as at and for the year ended 31 December 2004 have been approved for issue by the Board of Directors on 10 February 2005 and signed on its behalf by Zafer Kurtul, the Chief Executive Officer and; by Balamir Yeni, the Executive Vice President of Akbank T.A.Ş..

The accompanying notes form an integral part of these consolidated financial statements.

AKBANK T.A.Ş.

CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS ENDED 31 DECEMBER

(Amounts expressed in billions of Turkish lira (TL) in terms of the purchasing power of TL at 31 December 2004)

	Notes	2004	2003
Interest income:			
Interest on originated loans:			
- Loans and advances to customers		1,926,391	1,111,339
- Securities		1,401,921	1,443,239
Interest on investment and trading securities		1,017,772	2,276,596
Interest on deposits with banks		151,295	521,696
Other interest income		3,616	1,215
Total interest income		4,500,995	5,354,085
Interest expenses:			
Interest on deposits		(1,785,164)	(2,159,980)
Interest on funds borrowed and debt securities in issue		(120,147)	(106,277)
Interest on interbank money market deposits		(2,098)	(57,024)
Other interest expenses		(2,878)	(4,495)
Total interest expenses		(1,910,287)	(2,327,776)
Net interest income		**2,590,708**	**3,026,309**
Foreign exchange gains and losses, including net gains or losses from dealing in foreign currency		40,445	206,504
Net interest income after foreign exchange gains and losses		**2,631,153**	**3,232,813**
Provision for loan losses	8	(112,874)	(104,469)
Net interest income after foreign exchange gains and losses and provision for loan losses		**2,518,279**	**3,128,344**
Fee and commission income	20	695,791	510,987
Fee and commission expense	20	(230,657)	(254,510)
Net fee and commission income		**465,134**	**256,477**
Net trading gains on securities		275,630	570,599
Dividend income		4,108	4,859
Other operating income		28,382	35,166
Operating income		**3,291,533**	**3,995,445**
Operating expenses	21	(1,179,933)	(1,074,441)
Income from associates	10	15,512	23,959
Loss on net monetary position		(632,415)	(423,339)
Income before income taxes		**1,494,697**	**2,521,624**
Income taxes	15	(470,205)	(805,018)
Income before minority interest		**1,024,492**	**1,716,606**
Minority interest		(12)	(16)
Net income		**1,024,480**	**1,716,590**
Earnings per share	2 (t)		
- ordinary shares (expressed in TL per share)		612	1,026
- founders' and usufruct shares (expressed in TL million per share)		41,702	69,876

The accompanying notes form an integral part of these consolidated financial statements.

AKBANK T.A.Ş.

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED 31 DECEMBER

(Amounts expressed in billions of Turkish lira (TL) in terms of the purchasing power of TL at 31 December 2004)

	Notes	2004	2003
Cash flows from operating activities:			
Net income for the year		1,024,480	1,716,590
Adjustments for:			
Depreciation and amortisation	11	105,009	99,095
Provision for loan losses	8	175,016	149,610
Impairment in the value of property and equipment	11	5,257	25,337
Employment termination benefits	17	28,338	24,079
Income from associates		(15,512)	(23,959)
Minority interest		12	(43)
Add back dividend income		(4,108)	(4,859)
Add back income taxes		470,205	805,018
Remeasurement of derivative financial instruments at fair value		4,436	(109,227)
Unearned commission income	16	(83,765)	(72,323)
Interest income, net		(2,590,708)	(3,026,309)
Interest paid		(1,937,215)	(2,524,141)
Interest received		5,694,930	4,838,421
Other reserves		728	24,118
Translation reserve		(22,724)	(27,932)
Inflation effect on non-operating activities		(4,202)	(3,552)
Inflation effect on provision for loan losses	8	(34,965)	(23,945)
Operating profit before changes in operating assets and liabilities		**2,815,212**	**1,865,978**
Net increase in reserve requirements with the Central Bank of Turkey		(188,252)	(41,916)
Net increase in originated loans		(5,677,674)	(959,558)
Net decrease/(increase) in trading securities		3,933,557	(1,558,155)
Net decrease/(increase) in other assets and prepayments		7,064	(66,912)
Net increase in other liabilities and accrued expenses		257,571	29,850
Net increase/(decrease) in customer deposits		457,612	(328,925)
Inflation effect on operating activities		(281,440)	(247,362)
		1,323,650	**(1,307,000)**
Income taxes paid		(564,005)	(949,734)
Net cash from / (used in) operating activities		**759,645**	**(2,256,734)**
Cash flows from / (used in) investing activities:			
Purchase of property and equipment, net	11	(93,511)	(150,867)
Net change in investment in associated companies		25,323	33,976
Net increase in investment securities		(1,253,019)	(1,103,954)
Dividends received		4,108	4,859
Net cash used in investing activities		**(1,317,099)**	**(1,215,986)**
Cash flows from / (used in) financing activities:			
Proceeds/ (repayment) of borrowed funds and debt securities, net		1,049,872	(26,296)
Dividends paid		(449,138)	(122,400)
Inflation effect on financing activities		566,980	525,451
Net cash from financing activities		**1,167,714**	**376,755**
Net increase / (decrease) in cash and cash equivalents		**610,260**	**(3,095,965)**
Inflation effect on cash and cash equivalents		**(246,373)**	**(250,592)**
Cash and cash equivalents at the beginning of year	4	**1,797,339**	**5,143,896**
Cash and cash equivalents at the end of year	4	**2,161,226**	**1,797,339**

The accompanying notes form an integral part of these consolidated financial statements.

AKBANK T.A.Ş.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE YEARS ENDED 31 DECEMBER

(Amounts expressed in billions of Turkish lira (TL) in terms of the purchasing power of TL at 31 December 2004)

	Share Capital							
	Share capital	Adjustment to share capital	Total paid-in share capital	Share premium	Translation reserve	Other reserves	Retained earnings	Total
Balance at 1 January 2003	**816,000**	**2,608,437**	**3,424,437**	**9,098**	**(3,900)**	**(21,508)**	**651,109**	**4,059,236**
Capital increase:								
- Transfer from retained earnings	384,000	54,222	438,222	-	-	-	(438,222)	-
Available-for-sale securities' net fair value gains, net of tax	-	-	-	-	-	25,651	-	25,651
Translation reserve	-	-	-	-	(27,932)	-	-	(27,932)
Cash dividends	-	-	-	-	-	-	(122,400)	(122,400)
Net income for the year	-	-	-	-	-	-	1,716,590	1,716,590
Balance at 31 December 2003	**1,200,000**	**2,662,659**	**3,862,659**	**9,098**	**(31,832)**	**4,143**	**1,807,077**	**5,651,145**
Balance at 1 January 2004	**1,200,000**	**2,662,659**	**3,862,659**	**9,098**	**(31,832)**	**4,143**	**1,807,077**	**5,651,145**
Capital increase:								
- Transfer from retained earnings	300,000	12,493	312,493	-	-	-	(312,493)	-
Addition to scope of consolidation (Note 2(b))	-	-	-	-	(10,330)	-	(5,074)	(15,404)
Available-for-sale securities' net fair value gains, net of tax	-	-	-	-	-	728	-	728
Translation reserve	-	-	-	-	(12,394)	-	-	(12,394)
Cash dividends	-	-	-	-	-	-	(449,138)	(449,138)
Net income for the year	-	-	-	-	-	-	1,024,480	1,024,480
Balance at 31 December 2004	**1,500,000**	**2,675,152**	**4,175,152**	**9,098**	**(54,556)**	**4,871**	**2,064,852**	**6,199,417**

The accompanying notes form an integral part of these consolidated financial statements.

(Amounts expressed in billions of Turkish lira (TL) in terms of the purchasing power of TL at 31 December 2004)

NOTE 1 - PRINCIPAL ACTIVITIES

Akbank T.A.Ş. ("the Bank") was formed in 1948 and is a member of the Sabancı Group of companies which is incorporated and domiciled in Turkey. The Bank's head offices are located at Sabancı Center 4. Levent Istanbul/Turkey. As of 31 December 2004, the Bank had 633 branches dispersed throughout the country and 1 representative office and 8 branches operating outside the country (2003: 611 branches, 1 representative office and 8 branches operating outside the country). As at 31 December 2004, the Bank employed 10,592 people (2003: 10,024 people). In addition to regular banking operations, the Bank also provides insurance intermediary services as an agency of Aksigorta A.Ş. and Ak Emeklilik A.Ş.. The Bank's operations are carried out substantially in one geographical segment (Turkey) and in five main business segments including retail banking, corporate banking, private banking, treasury activities and international banking (Note 24).

Some of the Bank's shares have been quoted on the Istanbul Stock Exchange since 1990. In April 1998, 2,012,500,000 ordinary shares, or 4.03% of the outstanding share capital of the Bank, was offered and sold in an international offering outside of Turkey in the form of Ordinary Shares and American Depository Receipt ("ADR").

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Index to significant accounting policies

The principal accounting policies adopted in the preparation of these consolidated financial statements are set out below:

(a) Basis of presentation of these financial statements

These consolidated financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS") including International Accounting Standards and Interpretations issued by the International Accounting Standards Board ("IASB"). The Bank maintains its books of accounts and prepares its statutory financial statements in Turkish lira in accordance with the Banking Law and the accounting principles promulgated by the Banking Regulation and Supervision Agency ("BRSA") and; other relevant rules promulgated by the Turkish Commercial Code, Capital Markets Board and Tax Regulations. The subsidiaries and associates maintain their books of accounts based on statutory rules and regulations applicable in their jurisdictions. These consolidated financial statements are based on the statutory records, which include the effects of restatement for inflation, with adjustments and reclassifications for the purpose of fair presentation in accordance with IFRS.

(Amounts expressed in billions of Turkish lira (TL) in terms of the purchasing power of TL at 31 December 2004)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

The preparation of financial statements requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's best knowledge of current events and actions, actual results ultimately may differ from those estimates.

The restatement for changes in the general purchasing power of the Turkish lira as of 31 December 2004 is based on IAS 29 "Financial Reporting in Hyperinflationary Economies", which requires that financial statements prepared in the currency of a hyperinflationary economy be stated in terms of the measuring unit current at the balance sheet date, and that corresponding figures for previous periods be restated in the same terms. One characteristic that necessitates the application of IAS 29 is a cumulative three-year inflation rate approaching or exceeding 100%. The restatement was calculated by means of conversion factors derived from the Turkish nationwide wholesale price index ("WPI") published by the State Institute of Statistics ("SIS").

Indices and conversion factors used to restate these consolidated financial statements are given below:

Dates	Index	Conversion factor
31 December 2004	**8,403.8**	**1.000**
31 December 2003	7,382.1	1.138
31 December 2002	6,478.8	1.297

The main procedures for the above-mentioned restatement are as follows:

- Financial statements prepared in the currency of a hyperinflationary economy are stated in terms of the measuring unit current at the balance sheet date, and corresponding figures for previous periods are restated in the same terms.

- Monetary assets and liabilities, which are carried at amounts current at the balance sheet date, are not restated because they are already expressed in terms of the monetary unit current at the balance sheet date.

- Non-monetary assets and liabilities which are not carried at amounts current at the balance sheet date and components of shareholders' equity are restated by applying the relevant (monthly, yearly average, year end) conversion factors.

- Comparative financial statements are restated in terms of the measuring unit current at the currency purchasing power at the latest balance sheet date.

- All items in the statement of income are restated by applying the monthly conversion factors.

- The effects of inflation on the Bank's net monetary position are included in the statement of income as gain or loss on net monetary position.

(Amounts expressed in billions of Turkish lira (TL) in terms of the purchasing power of TL at 31 December 2004)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b) Consolidation

(i) Consolidation principles

Subsidiary undertakings (including special purpose entities "-SPE-"), in which the Bank, directly or indirectly, has an interest of more than one half of the voting rights or otherwise has power to exercise control over the operations, have been fully consolidated.

The list of consolidated subsidiary undertakings is set out below:

Name of subsidiary	Country of incorporation	Shareholding %	
		2004	2003
Ak Yatırım Menkul Değerler A.Ş.	Turkey	99.80	99.80
Akbank International N.V.	The Netherlands	100.00	100.00
A.R.T.S. Ltd.	Jersey, Channel Islands	-	-
Ak Receivable Corporation	Cayman Islands	-	-

The principal activities of Ak Yatırım Menkul Değerler A.Ş. are related to brokerage, investment banking and mutual fund management.

Akbank International N.V. was established in December 2000 as a banking subsidiary in the Netherlands and is not included in the scope of consolidation until 31 December 2004 on grounds of materiality.

Ak Receivable Corporation was established in July 1998 in connection with the issue of trust certificates amounting to US$250 million. A.R.T.S. Ltd. was established in November 1999 in connection with raising long-term financing amounting to US$400 million. Both entities have lent the funds raised to the Bank, which controls the SPE's (Note 14).

All intercompany transactions, balances and unrealised surpluses and deficits on transactions between subsidiary undertaking companies have been eliminated. Where necessary, accounting policies for subsidiaries have been changed to ensure consistency with the policies adopted by the Bank.

(ii) Translation of financial statements of foreign subsidiary and associate

The Bank's shares in the net assets of the foreign subsidiary and associate are translated into Turkish lira using the relevant foreign exchange rates prevailing at the balance sheet date. The income and expense items are translated into Turkish lira using average exchange rates. Exchange differences mainly arising from the difference between the current amounts of the net assets of the subsidiary and the associate translated using the current exchange rates and their amounts translated using historical rates, as restated for the effects of inflation, are included in the shareholders' equity as "translation reserve".

(c) Investments in associated companies

Investments in associated companies are accounted for by the equity method of accounting. These are undertakings in which the Bank has between 20% and 50% of the voting rights, and over which the Bank exercises significant influence, but which it does not control.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Equity accounting involves recognising in the income statement the Bank's share of the associate's profit or loss for the year. The Bank's interest in the associate is carried in the balance sheet at an amount that reflects its share of the net assets of the associate. Provisions are recorded for long-term impairment in value.

Dividends received from the associates are deducted from the carrying amount of the associate at the date when dividends are received.

(d) Derivative financial instruments

Derivative financial instruments, including forward foreign exchange contracts and currency and interest rate swap instruments, are initially recognised in the balance sheet at cost (including transaction costs) and are subsequently remeasured at their fair value. All derivative financial instruments are classified as held for trading. Even though certain derivative transactions, while providing effective economic hedges under the Bank's risk management position, do not qualify for hedge accounting under the specific rules in IAS 39 "Financial Instruments: Recognition and Measurement", and are therefore treated as derivatives held for trading with fair value gains and losses reported in income. Fair values are obtained from quoted market prices and discounted cash flow models as appropriate. Fair value of over-the-counter forward foreign exchange contracts is determined based on the comparison of the original forward rate with the forward rate calculated by reference to market interest rates of the related currency for the remaining period of the contract, discounted to 31 December 2004. All derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative.

(e) Investment securities

Investment securities are classified into the following two categories: held-to-maturity and available-for-sale assets. Investment securities with fixed maturity where management has both the intent and the ability to hold to maturity are classified as held-to-maturity. Investment securities intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, exchange rates or equity prices, are classified as available-for-sale. Management determines the appropriate classification of its investments at the time of the purchase.

Investment securities are initially recognised at cost. Available-for-sale investment debt and equity securities are subsequently remeasured at fair value based on quoted bid prices, or amounts derived from cash flow models. Unrealised gains and losses arising from changes in the fair value of securities classified as available-for-sale are recognised in the shareholders' equity as "other reserves", unless there is a permanent decline in the fair values of such assets, in which case they are charged to the income statement. Equity securities for which fair values cannot be measured reliably are recognised at cost less impairment. When the securities are disposed of or impaired, the related accumulated fair value adjustments are transferred to the income statement.

Held-to-maturity investments are carried at amortised cost using the effective yield method, less any provision for impairment.

Interest earned whilst holding investment securities is reported as interest income. Dividends received are included in dividend income.

All purchases and sales of investment securities that require delivery within the time frame established by regulation or market convention ("regular way" purchases and sales) are recognised at the settlement date, which is the date that the asset is delivered to/from the Bank.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

(f) Trading securities

Trading securities are securities which were either acquired for generating a profit from short-term fluctuations in price or dealer's margin, or are securities included in a portfolio in which a pattern of short-term profit making exists. Trading securities are initially recognised at cost and subsequently re-measured at fair value based on quoted bid prices or amounts derived from cash flow models. All related realised and unrealised gains and losses are included in net trading income. Dividends received are included in dividend income.

All regular way purchases and sales of trading securities are recognised at the settlement date, which is the date that the asset is delivered to/from the Bank.

(g) Sale and repurchase agreements

Securities sold subject to linked repurchase agreements ("repos") are retained in the consolidated financial statements as trading or investment securities or securities originated and the counterparty liability is included in customer deposits. Securities purchased under agreements to resell ("reverse repos") are recorded as due from banks. The difference between sale and repurchase price is treated as interest and accrued evenly over the life of repo agreements using the effective yield method (Note 22).

(h) Income and expense recognition

Income and expenses are recognised on an accrual basis. Commission income and fees for certain banking services such as import and export related services, issuance of letters of guarantee, clearing, brokerage and custody services are recorded as income at the time of effecting the transactions to which they relate.

(i) Interest income and expense

Interest income and expense are recognised in the income statement for all interest bearing instruments on an accrual basis using the effective yield method based on the actual purchase price until, in management's estimates and judgment, collection becomes doubtful. Interest income includes coupons earned on fixed income securities and accrued discount on treasury bills.

(j) Originated loans and provisions for loan impairment

Loans originated by the Bank by providing money directly to the borrower or to a sub-participation agent at draw down are categorised as loans originated by the Bank and are carried at amortised cost, less any provision for loan losses. All originated loans are recognised when cash is advanced to borrowers.

(i) Loans and advances to customers

A credit risk provision for loan impairment is established if there is objective evidence that the Bank will not be able to collect all amounts due. The amount of the provision is the difference between the carrying amount and recoverable amount, being the present value of expected cash flows, including the amount recoverable from guarantees and collateral, discounted based on the interest rate at inception. The level of the provision is also based on applicable banking regulations. An additional provision for loan impairment is established to cover losses that are judged to be present in the lending portfolio at the balance sheet date, but which have not been specifically identified as such.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

The provision made during the year is charged against the income for the year. Loans that can not be recovered are written off and charged against the allowance for loan losses. Such loans are written off after all the necessary legal proceedings have been completed and the amount of the loan loss is finally determined. Recoveries of amounts previously provided for are treated as a reduction from provision for loan losses for the year (Note 8).

(ii) Securities

Debt securities originated by the Bank at original issuance by transferring the funds directly to the issuer are categorised as loans originated by the Bank and are carried at amortised cost using the effective yield method, less any provision for impairment.

(k) Financial liabilities

Financial liabilities including customer deposits, debt securities in issue and funds borrowed are recognised initially at cost. Subsequently, financial liabilities are stated at amortised cost and any difference between net proceeds and the redemption value is recognised in the income statement over the period of the financial liability using the effective yield method.

(l) Foreign exchange transactions

Transactions denominated in foreign currencies are accounted for at the exchange rates prevailing at the date of the transactions. Gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement. Such balances are translated at year-end exchange rates.

(m) Property and equipment

All property and equipment carried at cost less accumulated depreciation are restated to the equivalent purchasing power at 31 December 2004. Depreciation is calculated over the restated amounts of property and equipment using the straight-line method to write off the restated cost of each asset to its residual value over its estimated useful life, as follows:

Buildings	50 years
Equipment	4 years
Leasehold improvements	7 years

Where the carrying amount of an asset is greater than its estimated recoverable amount ("higher of net realisable value and value in use"), it is written down immediately to its recoverable amount. Gains and losses on disposal of property and equipment are determined by reference to their carrying amount and are taken into account in determining operating profit.

Expenditure for the repair and renewal of property and equipment is charged against income. It is, however, capitalised if it results in an enlargement or substantial improvement of the respective assets.

Leasehold improvements comprise primarily the capitalised branch refurbishment costs and are amortised on a straight-line basis over the corresponding lease terms or their estimated useful lives, whichever is shorter.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

(n) Accounting for leases - as lessee

Assets acquired under finance lease agreements are capitalised at the inception of the lease at the fair value of the leased asset. Lease payments are treated as comprising capital and interest elements; the capital element is treated as reducing the capitalised obligation under the lease and the interest element is charged to income. Depreciation on the leased asset is also charged to income on a straight-line basis over the useful life of the asset.

The total payments made under operating leases are charged to the income statement on a straight line basis over the period of the lease.

(o) Computer software development costs

Costs associated with developing computer software programmes are recognised as expense as incurred. However, expenditure that enhances and extends the benefits of computer software programmes beyond their original specifications and lives is recognised as a capital improvement and added to the original cost of the software. Computer software development costs recognised as assets are amortised using the straight-line method over their useful lives.

(p) Taxation on income

(i) Income taxes currently payable

Income taxes ("corporation tax") currently payable are calculated based in accordance with the Turkish tax legislation (Note 15).

Taxes other than on income are recorded within operating expenses (Note 21).

(ii) Deferred income taxes

Deferred income tax is provided in full, using the liability method, on all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. The rates enacted, or substantively enacted, at the balance sheet date are used to determine deferred income tax.

The principal temporary differences arise from the difference between carrying value and tax base of property and equipment, valuation difference on investment securities, remeasurement of financial assets and liabilities at fair value, reversal of country risk provision, provision for loan losses and provision for employment termination benefits.

Deferred tax liabilities and assets are recognised when it is probable that the future economic benefit resulting from the reversal of temporary differences will flow to or from the Bank. Deferred tax assets resulting from temporary differences are recognised to the extent that it is probable that future taxable profit will be available against which the deferred tax asset can be utilised (Note 15).

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

(q) Employee benefits

The Bank has both defined benefit and defined contribution plans as described below:

(i) Pension and other post retirement obligations

A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee and his/her dependants will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

Akbank T.A.Ş. Tekaüt Sandığı Vakfı ("the Fund"), is a separate legal entity and a foundation recognised by an official decree, providing all qualified Bank employees with pension and post-retirement benefits. The Fund is a defined benefit plan under which the Bank pays fixed contributions, and is obliged to pay amounts other than the fixed contribution to the Fund through constructively paying additional amounts or through contractual benefits that are not solely linked to the fixed contributions.

The liability to be recognised in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets. The Bank does not have the legal right to access to the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan, and therefore, no assets are recognised in the balance sheet in respect of defined benefit pension plans. The defined benefit obligation is calculated annually by independent actuaries. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using expected real interest rates for Turkish lira.

(ii) Employment termination benefits

Employment termination benefits represent the present value of the estimated total reserve for the future probable obligation of the Bank arising from the retirement of the employees calculated in accordance with the Turkish Labour Law (Note 17).

(r) Provisions

Provisions are recognised when the Bank has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

(s) Offsetting

Financial assets and liabilities are offset and the net amount is reported in the balance sheet when there is a legally enforceable right to set off the recognised amounts and there is an intention to settle on a net basis, or to realise the asset and settle the liability simultaneously.

(Amounts expressed in billions of Turkish lira (TL) in terms of the purchasing power of TL at 31 December 2004)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

(t) Earnings per share

Earnings per share for each class of shares disclosed in the consolidated statements of income is determined by dividing the net income attributable to that class of shares by the weighted average number of such shares outstanding during the period concerned.

In Turkey, companies can increase their share capital by making a pro-rata distribution of shares ("bonus shares") to existing shareholders from retained earnings. For the purpose of earnings per share computations, the weighted average number of shares outstanding during the year has been adjusted in respect of bonus shares issued without a corresponding change in resources by giving them retroactive effect for the year in which they were issued and each earlier year.

Number of shares issued attributable to transfers to share capital from retained earnings during 2004 is 300,000,000,000 (2003: 384,000,000,000).

The earnings attributable to each class of shares have been determined by reference to their effective relative economic interest therein (i.e. their theoretical relative dividend rights assuming that a policy of maximising distributions to each class of shares is followed). The earnings attributable to each class of shares for each period on this basis were as follows:

	2004	**2003**
Net earnings attributable to ordinary shares	918,640	1,539,245
Weighted average number of ordinary shares in issue (TL 1,000 each)	1,500,000,000,000	1,500,000,000,000
Earnings per share (expressed in TL per share)	**612**	**1,026**
Net earnings attributable to founders and usufruct shares	105,840	177,345
Weighted average number of founders and usufruct shares in issue (TL 1,000 each)	2,538	2,538
Earnings per share (expressed in TL million per share)	**41,702**	**69,876**

Basic earnings per share are calculated by dividing the net income or loss attributable to shareholders by the weighted average number of shares in issue.

There are no diluted shares and accordingly there are no diluted earnings per share for any class of shares.

(u) Related parties

For the purpose of these consolidated financial statements, shareholders, key management personnel and board members, in each case together with their families and companies controlled by/affiliated with them, associated companies and other companies within the Sabancı Holding Group are considered and referred to as related parties. A number of banking transactions were entered into with related parties in the normal course of business. These include loans, deposits, trade finance and foreign currency transactions. These transactions were carried out on commercial terms and at market rates.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

(v) Acceptances

Acceptances comprise undertakings by the Bank to pay bills of exchange drawn on customers. Acceptances are accounted for as off-balance sheet transactions and are disclosed as commitments and contingent liabilities (Note 22).

(w) Other credit related commitments

In the normal course of business, the Bank enters into other credit related commitments including loan commitments, letters of credit and guarantees. These are reported as off-balance sheet items at their notional amounts and are assessed using the same criteria as originated loans. Specific provisions are therefore established when losses are considered probable and recorded as other liabilities (Note 22).

(x) Reporting of cash flows

For the purposes of cash flow statement, cash and cash equivalents include cash, due from banks, trading securities and investment securities with original maturity periods of less than three months (Note 4).

(y) Segment reporting

A business segment is a group of assets and operations engaged in providing products and services that are subject to risks and returns that are different from those of other business segments (Note 24).

(z) Comparatives

Where necessary, comparative figures have been reclassified to conform to changes in presentation in the current year.

NOTE 3 - USE OF FINANCIAL INSTRUMENTS

(a) Strategy in using financial instruments

By nature, the Bank's activities are principally related to the use of financial instruments including derivatives. The Bank accepts deposits from customers for various periods and seeks to earn above-average interest margins by investing these funds in high quality assets. The Bank seeks to increase these margins by consolidating short-term funds and lending for longer periods at higher rates whilst maintaining sufficient liquidity to meet all claims that might fall due.

The Bank also seeks to raise its interest margins by obtaining above-average margins, net of provisions, through lending to borrowers with a range of credit standing. Such exposures involve not only on-balance sheet loans and advances but also entering into guarantees and other commitments such as letters of credit. The Bank also trades in financial instruments where it takes positions to take advantage of short-term market movements in the bond markets and in currency and the interest rate.

NOTE 3 - USE OF FINANCIAL INSTRUMENTS (Continued)

The Bank's risk management is under the responsibility of the "Executive Risk Committee ("the ERC")" which reports to the Board of Directors. The ERC is comprised of the three Executive Board Members, the Chief Executive Officer and the Executive Vice President in charge of Financial Coordination. The ERC establishes the policies, procedures, parameters and rules for risk management of the Bank and develops risk management strategies. The ERC also sets critical risk limits and parameters for liquidity risk, credit risk, foreign exchange risk and interest rate risk and; through close monitoring of the markets and overall economy, such limits are changed as necessary. These limits and implementation of policies are broken down to various levels of authorities in order to enhance control effectiveness. The Bank's risk positions are reported to the ERC members daily and weekly. Additionally, the ERC reviews the latest figures and projections for the Bank's profit and loss accounts and balance sheet, liquidity position, interest and foreign exchange exposures, as well as yield analysis and macroeconomic environment.

In addition to the limits set by the ERC, the Board of Directors also sets some limits and parameters for the transactions and areas having significant and critical implications in the Bank's operations.

The Assets and Liabilities Committee ("ALCO") manages the various departments of the Bank where risk limits apply to ensure that these limits are adhered to. ALCO consists of the Chief Executive Officer and each of the Executive Vice Presidents in charge of the Bank's marketing, lending, treasury, strategy and corporate communications, and financial coordination departments. ALCO meets daily to review the latest figures on liquidity position, interest rate risk exposures, foreign exchange risk exposure, capital adequacy and the macroeconomic environment.

The objective of the Bank's asset and liability management and use of financial instruments is to limit the Bank's exposure to liquidity risk, interest rate risk and foreign exchange risk, while ensuring that the Bank has sufficient capital adequacy and is using its capital to maximise net interest income.

(b) Credit risk

Financial instruments contain an element of risk that the counterparts may be unable to meet the terms of the agreements. The Bank's exposure to credit risk is concentrated in Turkey, where the majority of the activities are carried out. This risk is monitored by reference to credit risk ratings and managed by limiting the aggregate risk to any individual counterparty, group of companies and industry. The Bank has in place effective credit evaluation, disbursement and monitoring procedures, and those control procedures are supported by senior management. The credit risk is generally diversified due to the large number of entities comprising the customer bases and their dispersion across different industries (Note 8).

Exposure to credit risk is managed through regular analysis of the ability of borrowers and potential borrowers to meet interest and capital repayment obligations and by changing these lending limits where appropriate. Exposure to credit risk is also managed in part by obtaining collateral and corporate and personal guarantees.

(c) Market risk

The Bank considers currency risk and interest rate risk as the most important constituents of market risk. The limit structure for such risks is designed by considering the capital structure of the Bank. Currency and interest rate risks are analysed both on a portfolio and on a product basis.

(Amounts expressed in billions of Turkish lira (TL) in terms of the purchasing power of TL at 31 December 2004)

NOTE 3 - USE OF FINANCIAL INSTRUMENTS (Continued)

(d) Currency risk

Foreign currency denominated assets and liabilities, together with purchase and sale commitments, give rise to foreign exchange exposure. This risk is managed by using natural hedges that arise from offsetting foreign currency denominated assets and liabilities and the remaining open foreign exchange exposures are hedged on a portfolio basis with derivative financial instruments that include primarily forward foreign exchange contracts and currency swaps. The Board, taking into account the recommendations by ERC, sets a limit for the size of foreign exchange exposure, which is closely monitored by ALCO.

The Bank takes on exposure to effects of fluctuations in the prevailing foreign currency exchange rates on its financial position and cash flows. The table below summarises the Bank's exposure to foreign currency exchange rate risk at 31 December. Included in the table are the Bank's assets and liabilities and shareholders' equity at carrying amounts, categorised by currency.

	2004				
	US$	**EUR**	**Other**	**TL**	**Total**
Cash and due from banks	682,910	1,060,844	218,759	251,697	2,214,210
Trading and investment securities	3,609,571	586,791	-	2,845,842	7,042,204
Derivative financial instruments	12	199,815	10,816	1,154	211,797
Reserve requirements with the Central Bank of Turkey	380,032	848,433	-	713,240	1,941,705
Originated loans:					
- Loans and advances to customers	4,143,817	1,545,983	1,735	7,610,650	13,302,185
- Securities	5,772,127	-	-	3,941,273	9,713,400
Investments in associated companies	-	-	141,038	80,869	221,907
Property and equipment	-	-	-	710,698	710,698
Deferred tax assets	-	-	-	1,581	1,581
Other assets and prepayments	1,825	2,748	42	59,427	64,042
Total assets	**14,590,294**	**4,244,614**	**372,390**	**16,216,431**	**35,423,729**
Customer deposits	7,334,145	5,770,687	602,136	8,991,676	22,698,644
Derivative financial instruments	5	2,177	18	1,099	3,299
Interbank money market deposits, funds borrowed and debt securities in issue	4,688,560	462,985	148	85,264	5,236,957
Income taxes payable	-	-	-	133,104	133,104
Other liabilities and accrued expenses	116,045	38,904	4,084	954,148	1,113,181
Reserve for employment termination benefits	-	-	-	38,981	38,981
Shareholders' equity and minority interest	-	-	-	6,199,563	6,199,563
Total liabilities, shareholders' equity and minority interest	**12,138,755**	**6,274,753**	**606,386**	**16,403,835**	**35,423,729**
Net balance sheet position	**2,451,539**	**(2,030,139)**	**(233,996)**	**(187,404)**	**-**
Off-balance sheet derivative instruments net position	**(2,359,461)**	**2,343,619**	**186,477**	**(126)**	**170,509**

(Amounts expressed in billions of Turkish lira (TL) in terms of the purchasing power of TL at 31 December 2004)

NOTE 3 - USE OF FINANCIAL INSTRUMENTS (Continued)

TL17,111 billion of net forward currency and swap purchase transactions outstanding at 31 December 2004 have been made with related parties (Note 22).

At 31 December 2004, assets and liabilities denominated in foreign currency were translated into Turkish lira using a foreign exchange rate of TL1,369,700=US$1 and TL1,868,955=EUR1.

	2003				
	US$	**EUR**	**Other**	**TL**	**Total**
Cash and due from banks	935,120	657,826	34,846	238,657	1,866,449
Trading and investment securities	6,189,129	466,654	-	3,707,055	10,362,838
Derivative financial instruments	156,243	61,388	-	658	218,289
Reserve requirements with the Central Bank of Turkey	444,737	794,302	-	517,832	1,756,871
Originated loans:					
- Loans and advances to customers	4,458,240	1,229,218	27,012	4,278,647	9,993,117
- Securities	3,839,515	-	-	4,207,010	8,046,525
Investments in associated companies	-	-	148,059	83,659	231,718
Property and equipment	-	-	-	727,453	727,453
Deferred tax assets	-	-	-	77,746	77,746
Other assets and prepayments	1,983	4,037	7	77,731	83,758
Total assets	**16,024,967**	**3,213,425**	**209,924**	**13,916,448**	**33,364,764**
Customer deposits	8,957,415	5,444,998	567,722	7,303,173	22,273,308
Derivative financial instruments	186	543	-	4,626	5,355
Interbank money market deposits, funds borrowed and debt securities in issue	4,101,258	40,185	-	40,295	4,181,738
Income taxes payable	-	-	-	303,069	303,069
Other liabilities and accrued expenses	202,186	61,065	7,479	650,116	920,846
Reserve for employment termination benefits	-	-	-	29,169	29,169
Shareholders' equity and minority interest	-	-	-	5,651,279	5,651,279
Total liabilities, shareholders' equity and minority interest	**13,261,045**	**5,546,791**	**575,201**	**13,981,727**	**33,364,764**
Net balance sheet position	**2,763,922**	**(2,333,366)**	**(365,277)**	**(65,279)**	**-**
Off-balance sheet derivative instruments net position	**(2,629,258)**	**2,582,615**	**264,331**	**(60,677)**	**157,011**

TL31,242 billion of net forward currency and swap purchase transactions outstanding at 31 December 2003 were made with related parties (Note 22).

At 31 December 2003, assets and liabilities denominated in foreign currency were translated into Turkish lira using a foreign exchange rate of TL1,427,500=US$1 and TL1,784,660=EUR1.

(Amounts expressed in billions of Turkish lira (TL) in terms of the purchasing power of TL at 31 December 2004)

NOTE 3 - USE OF FINANCIAL INSTRUMENTS (Continued)

(e) Interest rate risk

The Bank is exposed to interest rate risk either through market value fluctuations of balance sheet items, i.e. price risk, or the impact of rate changes on interest-sensitive assets and liabilities. In Turkey, the interest rates are highly volatile. Therefore, interest rate risk is the key component of the Bank's asset and liability management. Interest rate risk is managed on a portfolio basis by using natural hedges that arise from offsetting interest rate sensitive assets and liabilities. Special emphasis is given to providing a balance between the duration of assets and liabilities. Duration, gap and sensitivity analysis are the main methods used to manage the risks.

The table below summarises the Bank's exposure to interest rate risks at 31 December. Included in the table are the Bank's assets and liabilities in carrying amounts classified in terms of periods remaining to contractual repricing dates.

	2004					
	Up to 3 months	3 months to 1 year	1 year to 5 years	Over 5 years	Non-interest bearing	Total
Cash and due from banks	1,781,049	48,908	-	-	384,253	2,214,210
Trading and investment securities	1,466,066	3,706,764	1,559,413	236,794	73,167	7,042,204
Derivative financial instruments	-	-	-	-	211,797	211,797
Reserve requirements with the Central Bank of Turkey	1,941,705	-	-	-	-	1,941,705
Originated loans:						
- Loans and advances to customers	8,006,678	4,276,500	1,018,963	44	-	13,302,185
- Securities	2,470,961	5,030,802	2,211,637	-	-	9,713,400
Investments in associated companies	-	-	-	-	221,907	221,907
Property and equipment	-	-	-	-	710,698	710,698
Deferred tax assets	-	-	-	-	1,581	1,581
Other assets and pre-payments	21,525	-	-	-	42,517	64,042
Total assets	**15,687,984**	**13,062,974**	**4,790,013**	**236,838**	**1,645,920**	**35,423,729**
Customer deposits	16,597,716	2,231,672	143,330	15,052	3,710,874	22,698,644
Derivative financial instruments	-	-	-	-	3,299	3,299
Interbank money market deposits, funds borrowed and debt securities in issue	3,592,343	1,595,628	45,248	3,738	-	5,236,957
Income taxes payable	-	-	-	-	133,104	133,104
Other liabilities and accrued expenses	2,128	12,709	67,916	-	1,030,428	1,113,181
Reserve for employment termination benefits	-	-	-	-	38,981	38,981
Total liabilities	**20,192,187**	**3,840,009**	**256,494**	**18,790**	**4,916,686**	**29,224,166**
Net repricing period gap, including minority interest	**(4,504,203)**	**9,222,965**	**4,533,519**	**218,048**	**(3,270,766)**	**6,199,563**

(Amounts expressed in billions of Turkish lira (TL) in terms of the purchasing power of TL at 31 December 2004)

NOTE 3 - USE OF FINANCIAL INSTRUMENTS (Continued)

	2003					
	Up to 3 months	3 months to 1 year	1 year to 5 years	Over 5 years	Non-interest bearing	Total
Cash and due from banks	1,407,612	-	-	-	458,837	1,866,449
Trading and investment securities	3,313,607	2,773,162	3,814,382	276,611	185,076	10,362,838
Derivative financial instruments	-	-	-	-	218,289	218,289
Reserve requirements with the Central Bank of Turkey	1,756,871	-	-	-	-	1,756,871
Originated loans:						
- Loans and advances to customers	4,487,821	4,303,235	1,202,061	-	-	9,993,117
- Securities	1,186,412	4,705,156	2,154,957	-	-	8,046,525
Investments in associated companies	-	-	-	-	231,718	231,718
Property and equipment	-	-	-	-	727,453	727,453
Deferred tax assets	-	-	-	-	77,746	77,746
Other assets and pre-payments	43,984	-	-	-	39,774	83,758
Total assets	**12,196,307**	**11,781,553**	**7,171,400**	**276,611**	**1,938,893**	**33,364,764**
Customer deposits	16,114,402	2,737,184	109,774	-	3,311,948	22,273,308
Derivative financial instruments	-	-	-	-	5,355	5,355
Interbank money market deposits, funds borrowed and debt securities in issue	3,505,379	667,103	5,193	4,063	-	4,181,738
Income taxes payable	-	-	-	-	303,069	303,069
Other liabilities and accrued expenses	1,726	11,685	159,003	-	748,432	920,846
Reserve for employment termination benefits	-	-	-	-	29,169	29,169
Total liabilities	**19,621,507**	**3,415,972**	**273,970**	**4,063**	**4,397,973**	**27,713,485**
Net repricing period gap, including minority interest	**(7,425,200)**	**8,365,581**	**6,897,430**	**272,548**	**(2,459,080)**	**5,651,279**

(Amounts expressed in billions of Turkish lira (TL) in terms of the purchasing power of TL at 31 December 2004)

NOTE 3 - USE OF FINANCIAL INSTRUMENTS (Continued)

The tables below summarise the range for effective average interest rates by major currencies for monetary financial instruments at 31 December:

	2004		
	US$(%)	EUR(%)	Turkish lira(%)
Assets			
Cash and due from banks:			
-Time deposits in foreign banks	2.26	2.14	20.00
-Time deposits in domestic banks	-	-	23.99
-Interbank money market placements	1.12	1.13	-
Reserve requirements with the Central Bank of Turkey	1.04	0.99	12.50
Trading securities -debt securities	5.39	9.44	22.50
Originated loans:			
- Loans and advances to customers	6.28	4.15	27.10
- Securities	5.99	-	26.28
Investment securities:			
-Available-for-sale -debt securities	5.08	5.51	27.43
Liabilities			
Customer deposits	2.18	2.34	17.41
Interbank money market deposits	-	-	16.59
Funds borrowed	3.75	2.96	17.36
Debt securities in issue	3.88	-	-

	2003		
	US$(%)	EUR(%)	Turkish lira(%)
Assets			
Cash and due from banks:			
-Time deposits in foreign banks	0.98	2.24	-
-Time deposits in domestic banks	-	-	25.70
-Interbank money market placements	0.62	-	-
Reserve requirements with the Central Bank of Turkey	0.41	0.80	16.00
Trading securities -debt securities	5.73	9.16	61.21
Originated loans:			
- Loans and advances to customers	5.82	4.13	43.20
- Securities	7.96	-	35.87
Investment securities:			
-Available-for-sale -debt securities	10.30	9.22	30.55
Liabilities			
Customer deposits	2.28	2.48	22.74
Funds borrowed	2.79	3.66	25.31
Debt securities in issue	3.56	-	-

(Amounts expressed in billions of Turkish lira (TL) in terms of the purchasing power of TL at 31 December 2004)

NOTE 3 - USE OF FINANCIAL INSTRUMENTS (Continued)

(f) Liquidity risk

The Bank is exposed to daily calls on its available cash resources from overnight deposits, current accounts, maturing deposits and guarantees. A major objective of the Bank's asset and liability management is to ensure that sufficient liquidity is available to meet the Bank's commitments to customers and to satisfy the Bank's own liquidity needs. The Bank does not maintain cash resources to meet all of these needs as experience shows that a minimum level of reinvestment of maturing funds can be predicted with a high level of certainty.

The matching and controlled mismatching of the maturities and interest rates of assets and liabilities is fundamental to the management of the Bank. The ability to fund the existing and prospective debt requirements is managed by maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit lines and the ability to close out market positions. It is unusual for banks ever to be completely matched since business transacted is often of uncertain term and of different types. An unmatched position potentially enhances profitability, but also increases the risk of losses. The maturities of assets and liabilities and the ability to replace, at an acceptable cost, interest-bearing liabilities as they mature, are important factors in assessing the liquidity of the Bank and its exposure to changes in interest rates and exchange rates. The ERC sets limits on the maturity mismatch of assets and liabilities and these limits are changed as necessary.

The table below analyses assets and liabilities of the Bank into relevant maturity groupings based on the remaining period at balance sheet date to the contractual maturity dates.

	2004					
	Demand and up to 3 months	**3 months to 1 year**	**1 year to 5 years**	**Over 5 years**	**No maturity**	**Total**
Cash and due from banks	2,165,302	48,908	-	-	-	2,214,210
Trading and investment securities	981,437	3,988,185	1,762,621	236,794	73,167	7,042,204
Derivative financial instruments	118,897	92,295	605			211,797
Reserve requirements with the Central Bank of Turkey	1,941,705	-	-	-	-	1,941,705
Originated loans:						
- Loans and advances to customers	6,099,760	3,934,968	3,230,758	36,699	-	13,302,185
- Securities	54,980	3,236,582	6,421,838	-	-	9,713,400
Investments in associated companies	-	-	-	-	221,907	221,907
Property and equipment	-	-	-	-	710,698	710,698
Deferred tax assets	-	-	1,581	-	-	1,581
Other assets and pre-payments	64,042	-	-	-	-	64,042
Total assets	**11,426,123**	**11,300,938**	**11,417,403**	**273,493**	**1,005,772**	**35,423,729**
Customer deposits	20,308,590	2,231,672	143,330	15,052	-	22,698,644
Derivative financial instruments	2,929	370	-	-	-	3,299
Interbank money market deposits, funds borrowed and debt securities in issue	953,352	2,468,746	1,471,728	343,131	-	5,236,957
Income taxes payable	-	133,104	-	-	-	133,104
Other liabilities and accrued expenses	1,032,556	12,709	67,916	-	-	1,113,181
Reserve for employment termination benefits	-	-	-	38,981	-	38,981
Total liabilities	**22,297,427**	**4,846,601**	**1,682,974**	**397,164**	**-**	**29,224,166**
Net liquidity gap, including minority interest	**(10,871,304)**	**6,454,337**	**9,734,429**	**(123,671)**	**1,005,772**	**6,199,563**

(Amounts expressed in billions of Turkish lira (TL) in terms of the purchasing power of TL at 31 December 2004)

NOTE 3 - USE OF FINANCIAL INSTRUMENTS (Continued)

Management believes that in spite of a substantial portion of deposits from individuals being short-term, diversification of these deposits by number and type of depositors together with the past experience of the Bank indicate that these deposits will provide a long-term and stable source of funding for the Bank. The major part of mandatory cash balances with the Central Bank of Turkey are included within the "up to three months" column as the majority of liabilities to which these balances relate are also included in this category.

	2003					
	Demand and up to 3 months	3 months to 1 year	1 year to 5 years	Over 5 years	No maturity	Total
Cash and due from banks	1,866,449	-	-	-	-	1,866,449
Trading and investment securities	2,189,438	3,017,291	4,694,422	276,611	185,076	10,362,838
Derivative financial instruments	109,536	108,577	176	-	-	218,289
Reserve requirements with the Central Bank of Turkey	1,756,871	-	-	-	-	1,756,871
Originated loans:						
- Loans and advances to customers	3,566,249	3,233,482	3,193,386	-	-	9,993,117
- Securities	3,796	4,611,367	3,431,362	-	-	8,046,525
Investments in associated companies	-	-	-	-	231,718	231,718
Property and equipment	-	-	-	-	727,453	727,453
Deferred tax assets	-	-	77,746	-	-	77,746
Other assets and pre-payments	83,758	-	-	-	-	83,758
Total assets	**9,576,097**	**10,970,717**	**11,397,092**	**276,611**	**1,144,247**	**33,364,764**
Customer deposits	19,426,350	2,737,184	109,774	-	-	22,273,308
Derivative financial instruments	1,260	4,090	5	-	-	5,355
Interbank money market deposits funds borrowed and debt securities in issue	774,577	1,984,575	1,369,771	52,815	-	4,181,738
Income taxes payable	-	303,069	-	-	-	303,069
Other liabilities and accrued expenses	750,158	11,685	159,003	-	-	920,846
Reserve for employment termination benefits	-	-	-	29,169	-	29,169
Total liabilities	**20,952,345**	**5,040,603**	**1,638,553**	**81,984**	**-**	**27,713,485**
Net liquidity gap, including minority interest	**(11,376,248)**	**5,930,114**	**9,758,539**	**194,627**	**1,144,247**	**5,651,279**

(g) Operational risk

The most comprehensive meaning of operational risk is considered to be any risk which is not classified as market and credit risk. In managing operational risk, increasing the skills of the staff, improving the job technology and job definitions, establishing the necessary internal controls and various insurances are employed as main methods.

NOTE 3 - USE OF FINANCIAL INSTRUMENTS (Continued)

(h) Fair value of financial instruments

Fair value is the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation, and is best evidenced by a quoted market price, if one exists.

The estimated fair values of financial instruments have been determined by the Bank using available market information and appropriate valuation methodologies. However, judgement is necessarily required to interpret market data to develop the estimated fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Bank could realise in a current market exchange.

A market does not presently exist for term loans and deposits which would facilitate obtaining prices for comparative instruments, and if sold or settled prior to their stated maturity dates, these instruments would bear transaction costs in the form of fees or discounts. Accordingly, fair value has not been computed for these instruments and net book amounts are considered to be a reasonable estimate of the fair value. Balances denominated in foreign currencies are translated at year-end exchange rates.

The following methods and assumptions were used to estimate the fair value of the Bank's financial instruments:

(i) Financial assets

The fair values of certain financial assets carried at cost, including cash and balances with the Central Bank of Turkey, due from other banks and other financial assets are considered to approximate their respective carrying values due to their short-term nature.

The fair value of investment securities has been estimated based on market prices at balance sheet dates (Note 9).

The carrying value of loans and advances to customers, along with the related allowances for uncollectibility, is considered to approximate their fair value.

(ii) Financial liabilities

The fair values of deposits from banks and customers and other short-term borrowed funds are considered to approximate their respective carrying values due to their short-term nature.

Long-term borrowings, which are in principle at variable rates and denominated in foreign currencies, are translated at year-end exchange rates and accordingly their fair values approximate their carrying values.

(iii) Derivative financial instruments

The fair values of forward foreign exchange contracts and currency/interest rate swaps have been estimated based on quoted market rates prevailing at the balance sheet date (Notes 6 and 22).

(i) Fiduciary activities

The Bank provides custody services to third parties which involve the Bank in making allocation, purchase and sale decisions. Those assets that are held in a fiduciary capacity are not included in these financial statements. At 31 December 2004, the Bank has custody accounts amounting to TL14,430,232 billion in nominal value (2003: TL13,389,915 billion).

(Amounts expressed in billions of Turkish lira (TL) in terms of the purchasing power of TL at 31 December 2004)

NOTE 4 - CASH AND DUE FROM BANKS

	2004	2003
Cash funds:		
Cash on hand	266,593	239,834
Cash in transit	1,433	-
Purchased cheques	650	675
	268,676	**240,509**
Current accounts and demand deposits:		
Central Bank of Turkey	5,771	2,755
Foreign banks	109,767	215,542
Domestic banks	39	31
	115,577	**218,328**
Time deposits:		
Foreign banks	1,316,821	840,482
Domestic banks	83,269	115,135
	1,400,090	**955,617**
Interbank money market placements	**429,867**	**451,995**
Total cash and due from banks	**2,214,210**	**1,866,449**

At 31 December 2004, time deposits with domestic banks include securities obtained through agreements to resell (reverse repos) in the amount of TL80,114 billion (2003: TL112,856 billion).

Assets pledged as off-shore cash reserve and payment accounts in connection with long-term securitised borrowings from foreign institutions in the amount of US$917 million (2003: US$658 million), issue of trust certificates in the amount of US$100 million (2003: US$192 million) and various other borrowings received (Note 14) in time deposits in foreign banks are as follows:

	2004	2003
Long-term securitised borrowings	53,572	56,805
Debt securities in issue	17,242	23,824
	70,814	**80,629**

(Amounts expressed in billions of Turkish lira (TL) in terms of the purchasing power of TL at 31 December 2004)

NOTE 4 - CASH AND DUE FROM BANKS (Continued)

Cash and cash equivalents included in the statements of cash flows for the year ended 31 December is as follows:

	2004	**2003**
Cash and due from banks excluding accrued interest	2,120,593	1,785,484
Trading and investment securities with original maturities of less than three months excluding accrued interest	40,633	11,855
	2,161,226	**1,797,339**

Due from banks includes the following related party bank balances:

	Type of deposits	**2004**	**2003**
Sabancı Bank plc	Demand	3,358	12,172
	Time	-	65,035
BNP-AK DRESDNER Bank A.Ş.	Demand	2	1,729
	Time	-	12,192
Total due from related party banks		**3,360**	**91,128**

NOTE 5 - TRADING SECURITIES

The breakdown of trading securities is as follows:

	2004	**2003**
Government bonds denominated in foreign currency	3,232,537	5,758,570
Government bonds	164,388	1,924,145
Treasury bills	28,013	393,970
Eurobonds	527,989	721,699
Share certificates	14,362	371
	3,967,289	**8,798,755**

Eurobonds include securities pledged under repurchase agreements with financial institutions amounting to TL218,446 billion (31 December 2003:-).

Eurobonds amounting to TL256,135 billion (2003: TL226,517 billion) have been pledged as collateral with financial institutions.

Share certificates include listed equity shares of the Bank's major shareholder, Hacı Ömer Sabancı Holding A.Ş., amounting to TL14,174 billion (2003: TL162 billion).

(Amounts expressed in billions of Turkish lira (TL) in terms of the purchasing power of TL at 31 December 2004)

NOTE 6 - DERIVATIVE FINANCIAL INSTRUMENTS

The Bank utilises the following derivative instruments:

"Currency forwards" represent commitments to purchase or to sell foreign and domestic currency, including undelivered spot transactions. "Foreign currency futures" are contractual obligations to receive or pay a net amount based on changes in currency rates or to buy or sell foreign currency at a future date at a specified price established in an organised financial market. Since future contracts are collateralised by cash or marketable securities and changes in the future contract value are settled daily with the exchange rate, the credit risk is negligible.

"Currency and interest rate swaps" are commitments to exchange one set of cash flows for another. Swaps result in an economic exchange of currencies or interest rates. The Bank's "credit risks" represent the potential cost of replacing the swap contracts if counterparties fail to perform their obligation. This risk is monitored on an ongoing basis with reference to the current fair value, a proportion of the notional amount of the contracts and the liquidity of the market. To control the level of credit risk taken, the Bank assesses counterparties using the same techniques as for its lending activities.

The notional amounts of certain types of financial instruments provide a basis for comparison with instruments recognised on the balance sheet but do not necessarily indicate the amounts of future cash flows involved or the current fair value of the instruments and, therefore, do not indicate the Bank's exposure to credit or price risks. The derivative instruments become favourable (assets) or unfavourable (liabilities) as a result of fluctuations in foreign exchange rates and interest rates relative to their terms. The aggregate contractual or notional amount of derivative financial instruments on hand, the extent to which instruments are favourable or unfavourable and, thus the aggregate fair values of derivative financial assets and liabilities can fluctuate significantly from time to time. The fair values of derivative instruments held at 31 December are set out in the following table.

	2004 Fair values		**2003** Fair values	
	Assets	**Liabilities**	**Assets**	**Liabilities**
Derivatives held for trading:				
Forward currency purchases and sales	1,722	(1,596)	658	(4,606)
Currency and interest rate swap purchases and sales	210,075	(1,703)	217,631	(749)
Total derivative assets/(liabilities) held for trading	**211,797**	**(3,299)**	**218,289**	**(5,355)**

As also explained in Note 2 (d), even though certain derivative transactions, while providing effective economic hedges under the Bank's risk management position, do not qualify for hedge accounting under the specific rules in IAS 39, and are therefore treated as derivatives held for trading.

The notional amounts of forward currency purchases/sales and swap transactions are explained in detail in Note 22.

NOTE 7 - RESERVE REQUIREMENTS WITH THE CENTRAL BANK OF TURKEY AND LIQUIDITY REQUIREMENTS

The reserve requirements and liquidity requirements are promulgated by communiqués issued by the Central Bank of Turkey ("the Central Bank").

The amounts of both the reserve requirements and liquidity requirements are computed on the basis of the same liabilities identified and, at the rates prescribed in the related regulations. The Bank is in conformity with the following reserve requirements and liquidity requirements at 31 December 2004 and 2003.

	Reserve requirement rate	Liquidity requirement rate
Turkish lira liabilities	6%	4%
Foreign currency liabilities	11%	1%

The reserve requirements are to be maintained as cash in special Turkish lira accounts for Turkish lira liabilities and; in special US$ and EUR accounts for respective foreign currency liabilities with the Central Bank. Both such Turkish lira and foreign currency reserves maintained with the Central Bank earn interest on a quarterly basis at the rates determined by the Central Bank.

The liquidity requirement should be maintained as government bonds and treasury bills in special accounts with the Central Bank.

(Amounts expressed in billions of Turkish lira (TL) in terms of the purchasing power of TL at 31 December 2004)

NOTE 8 - ORIGINATED LOANS

Loans and advances to customers:

	2004	2003
Consumer loans and credit cards	3,890,785	2,970,537
Project finance loans	1,567,300	1,923,177
Financial institutions	1,291,776	1,177,691
Wholesaling	1,066,500	629,313
Retailers	881,715	355,737
Automotive	605,353	447,721
Steel and mining	391,366	161,991
Food and beverage	369,081	117,409
Chemicals	347,560	549,271
Textile	306,541	207,764
Telecommunication	233,387	203,620
Construction	164,785	16,600
Agriculture and forestry	101,530	17,655
Health care and social services	91,408	91,328
Electronics	61,821	84,765
Tourism	50,460	21,098
Other manufacturing industries	733,370	275,159
Other	1,068,480	678,554
Performing loans	13,223,218	9,929,390
Non-performing loans	204,119	125,871
Total loans and advances to customers	13,427,337	10,055,261
Accrued interest receivable	202,974	195,620
Allowance for loan losses	(328,126)	(257,764)
Net loans and advances to customers	**13,302,185**	**9,993,117**

Project finance loans represent long-term loans extended in relation to the infrastructural constructions under the management and guarantee of the Undersecretariat of the Treasury of the Turkish Republic.

The Bank has provided allowance for non-performing loans which amount to TL204,119 billion (2003: TL125,871 billion) comprising 1.52% (2003: 1.25%) of the total loans outstanding at 31 December 2004 and; for other components of the loan portfolio which is considered as adequate to cover the inherent risk of loss present in the lending relationship.

(Amounts expressed in billions of Turkish lira (TL) in terms of the purchasing power of TL at 31 December 2004)

NOTE 8 - ORIGINATED LOANS (Continued)

Movements in the provision for loan losses for the year ended 31 December are as follows:

	2004	2003
Balance at beginning of year	**257,764**	**187,290**
- Gross provisions	167,142	52,089
- Recoveries	(62,142)	(45,141)
- Written-off	(7,547)	(10,050)
Net specific provision for the year	97,453	(3,102)
Net additional provision for the year	7,874	97,521
Monetary gain	(34,965)	(23,945)
Balance at end of year	**328,126**	**257,764**

The aggregate amount of non-performing loans on which interest is not being accrued amounted to TL204,119 billion at 31 December 2004 (2003: TL125,871 billion).

Loans and advances to related parties are as follows:

	2004	2003
Loans and advances to related parties	595,946	628,672
Less: Cash collateral provided	(153,224)	(326,064)
Net loans and advances to related parties	**442,722**	**302,608**

Loans and advances to related parties were negotiated on the same basis as loans to unrelated customers.

(Amounts expressed in billions of Turkish lira (TL) in terms of the purchasing power of TL at 31 December 2004)

NOTE 8 - ORIGINATED LOANS (Continued)

The counterparty basis breakdown of net loans and advances to related parties is as follows at 31 December:

Related party name	2004	2003	Major foreign partner, if any	% of foreign ownership, if any	% of publicly traded shares, if any
Carrefour Sabancı Ticaret Merkezi A.Ş.	6,028	7,648	Centre de Coordination Carrefour SNC	60%	-
- Loans	*159,252*	*333,712*			
- Less: Cash collateral provided	*(153,224)*	*(326,064)*			
Dupont Sabancı Polyester Europe B.V.	111,046	-	-	-	-
Gıdasa Sabancı Gıda San. ve Tic. A.Ş.	53,372	11,812	-	-	-
Philip Morris Sabncı Paz. Ve Satış A.Ş.	44,135	8,728	Philip Morris	75%	-
Teknosa İç ve Dış Ticaret A.Ş.	31,865	10,428	-	-	-
Yünsa Yünlü Sanayi ve Tic. A.Ş.	30,347	18,833	-	-	16%
Toyotasa Toyota Sabancı Pazarlama ve Satış A.Ş.	29,857	3,503	Toyota Motor,Mitsui Co.	35%	-
Temsa Termo Mekanik Sanayi ve Ticaret A.Ş.	29,650	7,158	-	-	-
Dupont Sabancı International LLC	21,689	40,628	EU Dupont	50%	-
Interkordsa GmbH	6,835	11,163	EI.Dupont	34%	-
Insa A.Ş.	5,264	11,049	-	-	-
Marsa Kraft Jacobs Suchard Sabancı Gıda Sanayi ve Ticaret A.Ş.	5,098	1,744	Kraft Foods Int.	50%	-
Kordsa Sabancı Dupont Endüstriyel İplik ve Kord Bezi Sanayi ve Ticaret A.Ş.	4,740	36,965	EI.Dupont	42%	16%
Sabancı Telekominikasyon Hizmetleri A.Ş.	4,176	6,933	-	-	-
Oysa Çimento	3,847	4,215	-	-	18%
Pilsa Plastik Sanayi ve Ticaret A.Ş.	1,573	15,354	-	-	-
Sakosa Sabancı ve Kosa İplik ve Kord Bezi Sanayi ve Ticaret A.Ş.	1,359	5,690	-	-	-
Brisa Bridgestone Sabancı Lastik San. Ve Tic. A.Ş.	1,316	1,179	Bridgestone Co.	43%	10%
Bossa Tic. ve San. İşletmeleri T.A.Ş.	1,095	13,128	-	-	24%
Enerjisa Enerji Üretim A.Ş.	455	2,987	E.I.Dupont,Heidelberg Cement, Bridgestone Co., Bekaert	14%	-
Exsa Export Sanayi Mamülleri Satış ve Araştırma A.Ş.	29	38,163	-	-	-
Others	48,946	45,300	-	-	-
Net loans and advances to related parties	**442,722**	**302,608**			

The breakdown of the net related party loans and advances is granted to the Sabancı Group companies with foreign partnership, and those companies whose shares are publicly traded in Istanbul Stock Exchange ("listed companies") as shown below:

	2004		2003	
	Amount	**%**	**Amount**	**%**
Provided to Sabancı Group companies with foreign partnership and listed companies	191,796	43	171,720	57
Provided to other related parties	250,926	57	130,888	43
Net related party loans and advances	**442,722**	**100**	**302,608**	**100**

(Amounts expressed in billions of Turkish lira (TL) in terms of the purchasing power of TL at 31 December 2004)

NOTE 8 - ORIGINATED LOANS (Continued)

As at 31 December 2004, total interest income earned from related parties is TL32,243 billion (2003: TL47,429 billion).

Loans and advances to the public sector and private sector are as follows:

	2004	2003
Public sector (including State Economic Enterprises)	2,001,845	2,577,786
Private sector	11,425,492	7,477,475
Total loans and advances to customers	**13,427,337**	**10,055,261**
Securities:		
Government bonds denominated in foreign currency	4,835,976	1,765,207
Government bonds	3,522,103	4,207,010
Foreign currency indexed government bonds	936,151	2,074,308
Treasury bills	419,170	-
Total originated securities	**9,713,400**	**8,046,525**

Government bonds and treasury bills include securities pledged under repurchase agreements with customers amounting to TL1,054,078 billion (2003: TL685,473 billion).

The fair values of originated securities amount to TL9,795,023 billion at 31 December 2004 (2003: TL8,254,826 billion).

The originated securities amounting to TL1,411,507 billion have been pledged as collateral with various institutions at 31 December 2004 (2003: TL1,596,391 billion).

NOTE 9 - INVESTMENT SECURITIES

	2004	2003
Securities available-for-sale:		
Debt securities		
- Government bonds	2,149,315	-
- Treasury bills	431,182	1,307,818
- Eurobonds	412,639	71,560
- Government bonds denominated in foreign currency	22,974	-
Equity securities		
- Listed	22,980	17,066
- Unlisted	35,825	167,639
Total securities available-for-sale	**3,074,915**	**1,564,083**
Total investment securities	**3,074,915**	**1,564,083**

The investment securities amounting to TL408,327 billion have been pledged as collateral with various institutions at 31 December 2004 (2003: -).

(Amounts expressed in billions of Turkish lira (TL) in terms of the purchasing power of TL at 31 December 2004)

NOTE 9 - INVESTMENT SECURITIES (Continued)

As explained in Note 2(e) unrealised gain and losses arising from changes in the fair value of securities classified as "available-for-sale" are recognised as "other reserves" in the shareholders' equity unless there is a permanent decline in the fair values of such assets, which are charged to the income statement.

The breakdown of available-for-sale equity securities at 31 December 2004 is as follows:

	Share (%)		Carrying amount		
Listed:	**2004**	**2003**	**2004**	**2003**	**Business**
Türkiye Sınai Kalkınma Bankası A.Ş.	6.45	6.45	12,035	9,170	Investment banking
Ak Yatırım Ortaklığı A.Ş.	45.72	45.72	10,945	7,896	Investment management
			22,980	**17,066**	
Unlisted:					
Ak Emeklilik A.Ş.	73.41	73.41	26,820	26,820	Life insurance
Ak Portföy Yönetimi A.Ş.	99.99	99.99	3,592	3,592	Portfolio management
Ak Global Funding B.V.	100.00	100.00	54	54	Finance
Akbank International N.V.	-	100.00	-	103,809	Banking
Temsa Termo Mekanik Sanayi ve Tic.A.Ş.	-	14.89	-	26,713	Automotive
Others	-	-	5,359	6,651	
			35,825	**167,639**	

Akbank International N.V. was not consolidated in 2003 on grounds of materiality and is included in the scope of consolidation in 2004.

Ak Portföy Yönetimi A.Ş., Ak Emeklilik A.Ş. and Ak Global Funding B.V. are not consolidated due to immateriality. Similarly, Ak Yatırım Ortaklığı A.Ş. is not accounted under the equity method of accounting due to immateriality.

(Amounts expressed in billions of Turkish lira (TL) in terms of the purchasing power of TL at 31 December 2004)

NOTE 10 - INVESTMENTS IN ASSOCIATED COMPANIES

	2004	2003
Opening net book amount	231,718	241,735
Share of results	15,512	23,959
Dividends paid by the associated companies	(12,929)	(6,044)
Exchange differences	(12,394)	(27,932)
Balance at end of year	**221,907**	**231,718**

The list of associates is as follows:

	Share (%)	2004	2003
Sabancı Bank plc	37.00	141,038	148,059
BNP-AK-DRESDNER Bank A.Ş.	39.99	80,869	83,659
		221,907	**231,718**

The Bank does not exert control over the financial and operating policy decisions of the above banks.

Where necessary, the accounting policies used by the associates have been changed to ensure consistency with the policies adopted by the Bank.

NOTE 11 - PROPERTY AND EQUIPMENT

	Land and buildings	Equipment and vehicles	Constructions in progress	Leasehold improvements	Total
At 31 December 2003					
Cost	695,657	770,228	4,834	28,393	1,499,112
Accumulated depreciation	(171,587)	(581,932)	-	(18,140)	(771,659)
Net book amount	**524,070**	**188,296**	**4,834**	**10,253**	**727,453**
Year ended 31 December 2004					
Opening net book amount	524,070	188,296	4,834	10,253	727,453
Addition to scope of consolidation	1,159	2,745	-	-	3,904
Additions	11,406	76,390	43,538	8	131,342
Transfers	6,643	864	(7,937)	430	-
Disposals	(5,804)	(2,572)	(33,359)	-	(41,735)
Impairment charge (Note 21)	(5,257)	-	-	-	(5,257)
Depreciation charge (Note 21)	(20,689)	(81,173)	-	(3,147)	(105,009)
Closing net book amount	**511,528**	**184,550**	**7,076**	**7,544**	**710,698**
At 31 December 2004					
Cost	701,876	837,586	7,076	28,831	1,575,369
Accumulated depreciation	(190,348)	(653,036)	-	(21,287)	(864,671)
Net book amount	**511,528**	**184,550**	**7,076**	**7,544**	**710,698**

(Amounts expressed in billions of Turkish lira (TL) in terms of the purchasing power of TL at 31 December 2004)

NOTE 12 - OTHER ASSETS AND PRE-PAYMENTS

The principal components of other assets and pre-payments are as follows:

	2004	2003
Pre-payments	14,927	17,994
Receivables from credit card payments	13,835	19,495
Fund management fee accruals	9,848	8,519
Other	25,432	37,750
	64,042	**83,758**

NOTE 13 - CUSTOMER DEPOSITS

The breakdown of deposits according to type and maturity is as follows:

	2004			2003		
	Demand	**Time**	**Total**	**Demand**	**Time**	**Total**
Saving deposits	2,460,376	12,859,043	15,319,419	2,041,348	13,599,169	15,640,517
Funds deposited under repurchase agreements	-	2,324,550	2,324,550	-	790,755	790,755
Commercial deposits	1,051,144	2,831,843	3,882,987	1,024,096	3,027,217	4,051,313
Bank deposits	59,032	938,338	997,370	109,563	1,417,993	1,527,556
Other	140,322	33,996	174,318	136,941	126,226	263,167
	3,710,874	**18,987,770**	**22,698,644**	**3,311,948**	**18,961,360**	**22,273,308**

The Bank has undertaken various business transactions with Sabancı Holding Group companies and other related parties during the year. At 31 December 2004, deposits of TL1,425,489 billion (2003: TL1,321,765 billion) were from Sabancı Holding Group companies and other related parties. The total interest expense paid to related party deposits is TL230,396 billion (2003: TL283,743 billion) for the year ended 31 December 2004.

(Amounts expressed in billions of Turkish lira (TL) in terms of the purchasing power of TL at 31 December 2004)

NOTE 14 - FUNDS BORROWED AND DEBT SECURITIES IN ISSUE

	2004	2003
Interbank money market deposits		
- Turkish lira	20,816	-
- Foreign currency	-	-
Interbank money market deposits	**20,816**	**-**
Domestic banks		
- Turkish lira	64,448	40,295
- Foreign currency	21,762	16,494
Foreign institutions	4,992,199	3,811,853
Funds borrowed	**5,078,409**	**3,868,642**

Interbank money market deposits represent borrowings from the interbank money market regulated by the Central Bank of Turkey.

Funds borrowed from domestic banks represent funds obtained from Turkish Eximbank to finance certain export loans given to customers, under prevailing regulations.

In October 2002, the Bank obtained a long-term loan facility from the International Finance Corporation ("IFC") in the amount of US$55 million in two parts with interest rates of Libor+3.5% and Libor+3.25%. In October 2003, the Bank obtained a second long-term loan facility from the IFC in the amount of US$100 million with an interest rate of Libor+2.5%. These loans will be repaid starting in September 2005 through to March 2009.

As at 31 December 2004, funds borrowed from foreign institutions include two syndicated credit facilities the first of which in the amount of US$500 million, with an interest rate of Libor+0.55% provided by 63 international banks with Sumitomo Mitsui Banking Corporation Europe Limited acting as agent, and matures on 8 August 2005 and the second of which in the amount of US$550 million, with an interest rate of Libor+0.50% provided by 57 international banks with UFJ Bank Limited acting as agent, and matures on 15 December 2005. As at 31 December 2003, funds borrowed from foreign institutions included two syndicated credit facilities, the first of which in the amount of US$450 million, with an interest rate of Libor+0.65% provided by 52 international banks with Sumitomo Mitsui Banking Corporation Europe Limited acting as agent, and matured on 29 November 2004 and the second of which in the amount of US$350 million, with an interest rate of Libor+0.75% provided by 40 international banks with Sumitomo Mitsui Banking Corporation Europe Limited acting as agent, and matured on 21 July 2004.

NOTE 14 - FUNDS BORROWED AND DEBT SECURITIES IN ISSUE (Continued)

In November 1999, the Bank finalised a structured finance deal of US$400 million by securitising its foreign currency denominated present and future remittances (international payment orders, cash against goods, letter of credit reimbursement rights, cash against documents and other amounts in deposit accounts). The Bank obtained further tranches related with the same deal in the amount of US$1,125 million between 2000 and 2004. Interest rates on the tranches vary between Libor+0.33% and Libor+2.4%. At 31 December 2004, the outstanding principal amount of the securitization deal amounts to US$917 million after the repayment of US$608 million between 2000 and 2004.

In June 2004, the Bank finalised another structured finance deal of US$270 million by securitising its foreign currency denominated present and future remittances (credit card receivables). At 31 December 2004, the outstanding principal amount of the securitisation deal amounts to US$262 million after the repayment of US$8 million during 2004. The maturity date of this deal is July 2011 and the interest rate is Libor+0.55%.

The repayment schedule of these structured finance deals are as follows:

	2004		2003	
	US$ (000)	**TL billion**	**US$ (000)**	**TL billion**
2004	-	-	91,667	148,965
2005	183,750	251,682	143,750	233,604
2006	228,667	313,205	208,333	338,556
2007	176,042	241,124	133,333	216,676
2008	191,671	262,532	81,250	132,036
2009	150,750	206,483	-	-
2010	134,382	184,063	-	-
2011	113,404	155,330	-	-
Accrued interest payable	-	4,314	-	1,301
Total	**1,178,666**	**1,618,733**	**658,333**	**1,071,138**

NOTE 14 - FUNDS BORROWED AND DEBT SECURITIES IN ISSUE (Continued)

Debt securities in issue

In July 1998, the Bank securitised its foreign currency denominated present and future credit card receivables for the issue of certificates amounting to US$250 million in total. The repayment of the first tranche amounting to US$250 million was completed as of 30 June 2004. In March 2001, a second tranche of US$100 million with an interest rate of Libor+0.5% was raised through additional issue of trust certificates. The repayment schedule of the trust certificates in issue is as follows:

	2004		2003	
	US$ (000)	**TL billion**	**US$ (000)**	**TL billion**
2004	-	-	50,389	81,885
2005	-	-	41,196	66,946
2006	37,500	51,364	37,500	60,940
2007	50,000	68,485	50,000	81,253
2008	12,500	17,121	12,500	20,314
Accrued interest payable	-	762	-	1,758
Total	**100,000**	**137,732**	**191,585**	**313,096**

NOTE 15 - TAXATION

	2004	2003
Income taxes currently payable	408,931	912,976
Prepaid taxes	(275,827)	(609,907)
Income taxes payable	**133,104**	**303,069**
Deferred tax assets	65,249	111,549
Deferred tax liabilities	(63,668)	(33,803)
Deferred tax assets, net	**1,581**	**77,746**

Turkish tax legislation does not permit a parent Bank and its subsidiaries to file a consolidated tax return. Therefore, provisions for taxes, as reflected in the consolidated financial statements, have been calculated on a separate-entity basis.

Corporation tax is payable at a rate of 33% (30% for the following fiscal years) on the corporate income of the Bank after adjusting for certain disallowable expenses, exempt income and investment and other allowances. No further tax is payable unless the profit is distributed.

(Amounts expressed in billions of Turkish lira (TL) in terms of the purchasing power of TL at 31 December 2004)

NOTE 15 - TAXATION (Continued)

Effective from 1 January 2004, the use of inflation accounting principles in the calculation of the corporate tax base has been stipulated by Law No. 5024 published on 30 December 2003 in the Official Gazette No. 25332. In accordance with the law, if the cumulative increase in the Wholesale Price Index ("WPI") is higher than 100% for the last 36 months and higher than 10% for the last 12 months, inflation accounting principles must be taken into consideration in the calculation of tax base. At each quarter end subject to advance tax payments, the above WPI increase criteria will be considered. If the WPI index increase criteria that necessitates the application of inflation accounting is met in any of the quarters in a fiscal year, the inflation accounting principles will be applied for the whole year, including the prior quarters. For the year 2004, the criteria for the application of inflation accounting were met and accordingly the Bank has calculated and accounted its tax provision in accordance with inflation accounting principles.

Dividends paid to non-resident corporations, which have a place of business in Turkey, or resident corporations are not subject to withholding tax. Otherwise, dividends paid are subject to withholding tax at the rate of 10%. An increase in capital via issuing bonus shares is not considered as a profit distribution and thus does not incur withholding tax.

Corporations are required to pay advance corporation tax quarterly at the rate of 33% (30% for the following fiscal years) on their corporate income. Advance tax is payable by the 17th of the second month following each calendar quarter end. Advance tax paid by corporations is credited against the annual corporation tax liability. The balance of the advance tax paid may be refunded or used to set off against other liabilities to the government.

Capital gains derived from the sale of equity investments and immovable are tax exempt, if such gains are added to paid-in capital by the end of the second year following their sale.

Capital expenditures, with some exceptions, over TL6 billion (TL10 billion for 2005) are eligible for investment incentive allowance of 40%, which is deductible from taxable income prior to calculation of the corporate income tax, without the requirement of an investment incentive certificate, and the amount of allowance is not subject to withholding tax.

Under the Turkish taxation system, tax losses can be carried forward to offset against future taxable income for up to 5 years. Tax losses cannot be carried back to offset profits from previous periods.

In Turkey, there is no procedure for a final and definitive agreement on tax assessments. Corporations file their tax returns within the 15th of the fourth month following the close of the financial year to which they relate. Tax returns are open for 5 years from the beginning of the year that follows the date of filing during which time the tax authorities have the right to audit tax returns, and the related accounting records on which they are based, and may issue re-assessments based on their findings.

(Amounts expressed in billions of Turkish lira (TL) in terms of the purchasing power of TL at 31 December 2004)

NOTE 15 - TAXATION (Continued)

Reconciliation between the expected and the actual taxation charge is stated below:

	2004	2003
Income before income taxes and minority interest	1,494,697	2,521,624
Theoretical tax charge at the applicable tax rate 33% (2003: 30%)	493,250	756,487
Tax effect of items which are not deductible or assessable for taxation purposes:		
Income exempt from taxation	(63,595)	(78,828)
Non-deductible expenses	1,679	1,285
Non-temporary elements of monetary gains and losses	38,577	117,167
Inflation effect on deferred tax balances at the beginning of the year	294	8,907
Total tax charge for the year	**470,205**	**805,018**

Deferred taxes

Deferred income taxes are calculated on temporary differences that are expected to be realised or settled based on the taxable income under the liability method using enacted tax rates of 30% and 40%.

The deferred tax asset and liability represents the tax effect of temporary differences arising due to the different treatment of certain items of income and expenses included in the financial statements compared to the local tax return, in accordance with the applicable tax law. The temporary differences giving rise to deferred income tax assets and deferred tax liabilities are as follows:

	Cumulative temporary differences		Deferred tax assets/(liabilities)	
	2004	2003	2004	2003
Provision for loan losses	(102,794)	(131,892)	30,838	39,567
Valuation difference on investment securities	(25,330)	(139,986)	7,599	41,996
Employment termination benefits	(38,981)	(29,169)	11,694	8,751
Impairment on property and equipment	(30,594)	(25,337)	9,179	7,601
Other provisions	(14,296)	(29,744)	4,289	8,924
Other temporary differences	(5,500)	(15,695)	1,650	4,710
Deferred tax assets			**65,249**	**111,549**
Reversal of country risk provision	84,968	76,128	(33,987)	(30,451)
Difference between carrying value and tax base of property and equipment	92,793	11,170	(27,838)	(3,352)
Other temporary differences	6,143	-	(1,843)	-
Deferred tax liabilities			**(63,668)**	**(33,803)**
Deferred tax assets, net			**1,581**	**77,746**

(Amounts expressed in billions of Turkish lira (TL) in terms of the purchasing power of TL at 31 December 2004)

NOTE 16 - OTHER LIABILITIES AND ACCRUED EXPENSES

The principal components of other liabilities and accrued expenses are as follows:

	2004	2003
Payable to point of sale acquiring merchants	588,064	408,075
Unearned commission income	76,570	160,335
Non-income related taxes and withholdings	67,354	61,045
Bonus liability to customers	64,360	32,693
Import deposits and transfer orders	28,300	47,924
Blocked deposits	18,135	11,750
Payment orders to correspondent banks	15,081	13,860
Saving deposits insurance fund premium	12,062	61,407
Leasing payable	5,496	12,137
Other	237,759	111,620
	1,113,181	**920,846**

Payable to point of sale acquiring merchants includes amounts owed to merchants related with credit card transactions in which the transacted amount will be paid to the merchants on a term basis.

Unearned commission income is related with commissions received on long-term project finance loans extended in relation to the infrastructural constructions under the management and guarantee of the Undersecretariat of the Treasury of the Turkish Republic. These commissions are amortised and income is recognised during the terms of respective loans.

NOTE 17 - RETIREMENT BENEFIT OBLIGATIONS

a) Pension scheme

The Bank has established a pension scheme, which is a funded defined benefit plan covering substantially all employees. The assets of the plan are held independently of the Bank's assets in the Fund. This scheme is valued by independent actuaries every year. The latest actuarial valuations were carried out as at 31 December 2004. Since the fair value of the Fund's plan assets exceed the defined benefit obligation, no liability is recognised in these consolidated financial statements of the Bank at 31 December 2004.

(Amounts expressed in billions of Turkish lira (TL) in terms of the purchasing power of TL at 31 December 2004)

NOTE 17 - RETIREMENT BENEFIT OBLIGATIONS (Continued)

b) Employment termination benefits

Under the Turkish Labor Law, the Bank is required to pay termination benefits to each employee who has completed at least one year of service and whose employment is terminated without due cause, is called up for military service, dies or who retires after completing 25 years of service (20 years for women) and achieves the retirement age (58 for women and 60 for men). Since the legislation was changed on 23 May 2002, there are certain transitional provisions relating to length of service prior to retirement. The amount payable consists of one month's salary limited to a maximum of TL1,574,740,000 in full TL amount, (2003: TL1,389,950,000 in full TL amount, in terms of the purchasing power at 31 December 2003) for each year of service.

The liability is not funded, as there is no funding requirement.

The reserve has been calculated by estimating the present value of the future probable obligation of the Bank arising from the retirement of its employees.

IAS 19 "Employment Benefits" requires actuarial valuation methods to be developed to estimate the enterprise's obligation for such benefits. Accordingly, the following actuarial assumptions were used in the calculation of the total liability as at 31 December:

	2004	2003
Discount rate (%)	5.45	6
Turnover rate to estimate the probability of retirement (%)	6	4

Additionally, the principal actuarial assumption is that the maximum liability of TL1,574,740,000 in full TL amount, for each year of service would increase in line with inflation. Thus the discount rate applied represents the expected real rate after adjusting for the effects of future inflation. As the maximum liability is revised semi-annually, the maximum amount of TL1,648,900,000 in full TL amount, which is effective from 1 January 2005, has been taken into consideration in calculating the reserve for employment termination benefit of the Bank.

Movement in reserve for employment termination benefits during the year is as follows:

	2004	2003
1 January	29,169	24,952
Paid during the year	(14,324)	(16,310)
Increase during the year	28,338	24,079
Monetary gain	(4,202)	(3,552)
	38,981	**29,169**

(Amounts expressed in billions of Turkish lira (TL) in terms of the purchasing power of TL at 31 December 2004)

NOTE 18 - SHARE CAPITAL

The historic amount of share capital of the Bank is TL1,500,000 billion (2003: TL1,200,000 billion) and consists of 1,500,000,000,000 (2003: 1,200,000,000,000) authorised shares with a nominal value of TL1,000 each.

The Bank's authorised capital amounts to TL2,500,000 billion at 31 December 2004 (2003: TL2,500,000 billion).

At 31 December, the issued and fully paid-in share capital held is as follows:

	2004		2003	
	Share (%)	**TL billion**	**Share (%)**	**TL billion**
Sabancı Group, family and related companies:				
Hacı Ömer Sabancı Holding A.Ş. and related companies	43.07	645,996	41.15	493,753
Sabancı family	24.55	368,226	27.02	324,301
Total Sabancı Group, family and related companies	67.62	1,014,222	68.17	818,054
Other	32.38	485,778	31.83	381,946
Historical share capital	100	1,500,000	100	1,200,000
Adjustment to share capital	-	2,675,152	-	2,662,659
Total paid-in share capital		**4,175,152**		**3,862,659**

The adjustment to share capital represents the restatement effect of cash and cash equivalent contributions to share capital in terms of equivalent purchasing power at 31 December 2004 after elimination of the accumulated deficit.

Following the BRSA approval and in line with the resolution of the General Assembly of the Shareholders of the Bank, which was held on 17 July 2002, in the inflation adjusted statutory financial statements, the Bank eliminated accumulated deficit and the corresponding amount of legal and extraordinary reserves and adjustment to share capital. Accordingly, the effects of this elimination transaction have also been reflected in these financial statements, which are prepared on the basis of IFRS and; accumulated deficit of TL1,464,503 billion has been eliminated against the adjustment to share capital.

The Articles of Association of the Bank establish 564 founders' shares and 1,974 usufruct shares. In accordance with the Articles of Association, 10% of the remaining distributable profit is distributed to founders' shares after appropriation of the legal reserves and after the distribution of the first dividends equalling 5% of the paid-in share capital. In the event of liquidation, a portion of the liquidation shares is assigned to the founders' shares and usufruct shares.

(Amounts expressed in billions of Turkish lira (TL) in terms of the purchasing power of TL at 31 December 2004)

NOTE 19 - RETAINED EARNINGS AND LEGAL RESERVES

Retained earnings as per the statutory financial statements other than legal reserves are available for distribution, subject to the legal reserve requirement referred to below.

Under the Turkish Commercial Code, the Bank is required to create the following legal reserves from appropriations of earnings, which are available for distribution only in the event of liquidation or losses:

a) First legal reserve, appropriated at the rate of 5%, until the total reserve is equal to 20% of issued and fully paid-in share capital.

b) Second legal reserve, appropriated at the rate of at least 10% of distributions in excess of 5% of issued and fully paid-in share capital, without limit. It may be used to absorb losses.

After deducting taxes and setting aside the legal reserves as discussed above, the remaining balance of net profit is available for distribution to shareholders. In accordance with the Articles of Association, dividends are also paid to holders of usufruct shares in an amount of 10% of the remaining distributable profit after appropriation of the legal reserves and after distributing the first dividend equalling 5% of the paid-in-share capital. Also, in accordance with the Articles of Association, bonuses to chairman and members of the Board of Directors are limited to a maximum of 2% of the remaining balance; the average percentage of such distributions in the last five years was 0.02%.

Starting from 2002, the lower of non-inflation adjusted historical profits or profits arising in the inflation adjusted statutory financial statements can be subjected to the profit appropriation and distribution. For the year ended 31 December 2004, the Bank has reported a net income of TL1,020,528 billion in its non-consolidated inflation adjusted statutory financial statements, which is subject to distributions and appropriations as explained above.

In 2003, the Bank has established and announced a dividend distribution policy, and in accordance with this policy the Bank will distribute minimum 30% and maximum 50% of the distributable profit to its shareholders identified in the Articles of Association provided that there is no deterioration in national and global economic environment and that the capital adequacy ratio of the Bank meets or exceeds the targeted level.

NOTE 20 - NET FEE AND COMMISSION INCOME

	2004	2003
Fee and commission income on:		
Credit cards	271,713	217,452
Asset management	150,803	93,401
Cash loans	125,683	92,036
Money transfers	37,284	35,013
Non-cash loans	26,698	23,434
Insurance intermediary	12,708	7,118
Other	70,902	42,533
	695,791	**510,987**
Fee and commission expense on:		
Credit cards	179,004	204,682
Funds borrowed	33,831	33,518
Other	17,822	16,310
	230,657	**254,510**
Net fee and commission income	**465,134**	**256,477**

(Amounts expressed in billions of Turkish lira (TL) in terms of the purchasing power of TL at 31 December 2004)

NOTE 21 - OPERATING EXPENSES

	2004	2003
Employee costs	368,579	319,085
Depreciation and amortisation (Note 11)	105,009	99,095
Marketing and advertisement expenses	94,850	106,001
Communication expenses	72,724	56,468
Saving deposits insurance fund	62,249	70,009
Repair and maintenance expenses	59,443	17,455
Computer maintenance and support expenses	53,990	56,622
Sundry taxes and duties	51,538	63,126
Heating, lighting and water expenses	18,067	18,031
Stationery expenses	15,930	20,176
Impairment in the value of property and equipment (Note 11)	5,257	25,337
Other	272,297	223,036
	1,179,933	**1,074,441**

NOTE 22 - COMMITMENTS AND CONTINGENT LIABILITIES

In the normal course of banking activities, the Bank undertakes various commitments and incurs certain contingent liabilities that are not presented in these consolidated balance sheets, including letters of guarantee, acceptance credits, letters of credit and off-balance sheet derivative instruments. The management does not expect any material losses as a result of these transactions. The following is a summary of significant commitments and contingent liabilities:

(i) Legal proceedings

As of 31 December 2004 there are a number of legal proceedings outstanding against the Bank, for which TL6,296 billion (2003: TL9,416 billion) of provision has been made.

(ii) Commitments for resale and repurchase of marketable securities:

The Bank's commitments for resale and repurchase of marketable securities (government bonds, treasury bills and Eurobonds) at 31 December are as follows. As explained in Note 2 (g), repurchase agreements ("repos") are retained in these consolidated financial statements as trading or investment securities or securities originated and the counterparty liability is included in customer deposits. Securities purchased under agreements to resell are recorded as due from banks.

	2004			
	Up to 1 month	**1 to 3 months**	**3 to 12 months**	**Total**
Repurchase commitments	2,153,382	174,150	-	2,327,532
Resale commitments	80,194	-	-	80,194

	2003			
	Up to 1 month	**1 to 3 months**	**3 to 12 months**	**Total**
Repurchase commitments	789,263	1,799	138	791,200
Resale commitments	112,949	-	-	112,949

TL15,642 billion of the repurchase commitments were made with Sabancı Holding Group companies and other related parties at 31 December 2004 (2003: TL16,675 billion).

(Amounts expressed in billions of Turkish lira (TL) in terms of the purchasing power of TL at 31 December 2004)

NOTE 22 - COMMITMENTS AND CONTINGENT LIABILITIES (Continued)

(iii) Commitments to forward currency purchase/sale and swap transactions:

The breakdown of forward currency purchase/sale and swap transactions at 31 December is as follows:

		2004		2003	
		Foreign currency	**TL billion**	**Foreign currency**	**TL billion**
Forward currency purchases	EUR	18,827,733	35,188	6,013,025	12,216
	JPY	1,957,261,280	26,157	95,000,000	1,443
	TL billion	-	17,252	-	2,672
	US$	5,700,000	7,807	13,802,260	22,431
	CHF	-	-	2,825,000	3,680
	GBP	-	-	100,000	288
			86,404		**42,730**
Currency swap purchases	EUR	1,273,173,900	2,379,505	1,291,565,517	2,624,023
	GBP	70,000,000	185,142	93,000,000	268,259
	US$	23,604,477	32,331	45,121,000	73,324
			2,596,978		**2,965,606**
Spot purchases	US$	14,991,800	20,535	29,191,132	47,437
	EUR	8,981,651	16,786	21,773,990	44,237
	JPY	100,000,000	1,336	107,000,000	1,626
			38,657		**93,300**
Interest rate swap purchases	EUR	33,772,000	63,118	-	-
			63,118		-
Total purchases			**2,785,157**		**3,101,636**
Forward currency sales	EUR	18,286,951	34,177	6,901,859	14,022
	JPY	1,957,261,280	26,158	95,000,000	1,443
	TL billion	-	17,378	-	17,214
	US$	6,264,507	8,580	7,878,559	12,804
	CHF	-	-	2,000,000	2,605
			86,293		**48,088**
Currency swap sales	US$	1,748,029,674	2,394,276	1,671,663,680	2,716,570
	EUR	17,299,000	32,331	41,063,631	83,427
	GBP	-	-	1,000,000	2,885
	TL billion	-	-	-	927
			2,426,607		**2,803,809**
Spot sales	EUR	11,424,598	21,352	202,642	412
	US$	12,614,079	17,278	26,507,113	43,076
	TL billion	-	-	-	45,208
	GBP	-	-	500,000	1,442
	NOK	-	-	4,000,000	965
	SEK	-	-	4,000,000	896
	AUD	-	-	600,000	729
			38,630		**92,728**
Interest rate swap sales	EUR	33,772,000	63,118	-	-
			63,118		-
Total sales			**2,614,648**		**2,944,625**

The above table summarises the Bank's forward, swap and spot transactions. Each forward and swap contract and spot transaction represents a simultaneous receivable and payable to be received and paid, on a future date, in respective currencies. Accordingly, the difference between the "sale" and "purchase" transactions represents the net exposure of the Bank with respect to commitments arising from these transactions.

(Amounts expressed in billions of Turkish lira (TL) in terms of the purchasing power of TL at 31 December 2004)

NOTE 22 - COMMITMENTS AND CONTINGENT LIABILITIES (Continued)

The related party balances in forward currency purchase/sale and swap transactions are as follows:

	2004			2003		
	Turkish lira	Foreign currency	Total	Turkish lira	Foreign currency	Total
Forward currency purchases	-	21,672	21,672	-	8,645	8,645
Forward currency sales	-	(21,316)	(21,316)	-	(9,091)	(9,091)
Swap currency purchases	-	230,216	230,216	-	496,945	496,945
Swap currency sales	-	(213,461)	(213,461)	-	(465,257)	(465,257)
Net position	-	**17,111**	**17,111**	-	**31,242**	**31,242**

Maturity analysis for forward currency purchase/sale and swap transactions is as follows:

	2004				
	Up to 1 Month	1-3 Months	3-12 Months	Over 1 year	Total
Forward purchases	19,606	48,459	18,339	-	86,404
Swap purchases	473,374	994,327	1,123,691	5,586	2,596,978
Total purchases	**492,980**	**1,042,786**	**1,142,030**	**5,586**	**2,683,382**
Forward sales	19,548	48,425	18,320	-	86,293
Swap sales	454,668	916,655	1,049,942	5,342	2,426,607
Total sales	**474,216**	**965,080**	**1,068,262**	**5,342**	**2,512,900**

	2003				
	Up to 1 Month	1-3 Months	3-12 Months	Over 1 year	Total
Forward purchases	14,828	12,448	15,454	-	42,730
Swap purchases	1,247,621	453,114	1,262,842	2,029	2,965,606
Total purchases	**1,262,449**	**465,562**	**1,278,296**	**2,029**	**3,008,336**
Forward sales	14,794	12,691	20,603	-	48,088
Swap sales	1,196,438	432,348	1,172,994	2,029	2,803,809
Total sales	**1,211,232**	**445,039**	**1,193,597**	**2,029**	**2,851,897**

(iv) Credit related commitments:

The primary purpose of these instruments is to ensure that funds are available to a customer as required. Guarantees and standby letters of credit, which represent irrevocable assurances that the Bank will make payments in the event that a customer cannot meet its obligations to third parties, carry the same credit risk as loans. Documentary and commercial letters of credit, which are written undertakings by the Bank on behalf of a customer authorising a third party to draw drafts on the Bank up to a stipulated amount under specific terms and conditions, are collateralised by the underlying shipments of goods to which they relate and therefore have significantly less risk. Cash requirements under guarantees and standby letters of credit are considerably less than the amount of the commitment because the Bank does not generally expect the third party to draw funds under the agreement.

(Amounts expressed in billions of Turkish lira (TL) in terms of the purchasing power of TL at 31 December 2004)

NOTE 22 - COMMITMENTS AND CONTINGENT LIABILITIES (Continued)

The total outstanding contractual amount of commitments to extend credit does not necessarily represent future cash requirements, since many of these commitments will expire or terminate without being funded.

The following table shows the outstanding credit related commitments of the Bank at 31 December:

	2004			2003		
	Up to 1 year	Over 1 year	Total	Up to 1 year	Over 1 year	Total
Letters of guarantee issued by the Bank						
- Turkish lira	235,682	851,331	1,087,013	31,982	894,842	926,824
- Foreign currency	289,049	707,515	996,564	89,601	591,993	681,594
Acceptance credits						
- Turkish lira	-	15	15	2	-	2
- Foreign currency	8,865	38,013	46,878	6,021	3,468	9,489
Letter of credit						
- Foreign currency	661,447	121,737	783,184	491,798	112,445	604,243
Other guarantees						
- Turkish lira	17,794	13,633	31,427	3,327	1,728	5,055
- Foreign currency	1,188	-	1,188	682	356	1,038
	1,214,025	**1,732,244**	**2,946,269**	**623,413**	**1,604,832**	**2,228,245**

Included in the letters of guarantee and acceptance credits of TL407,512 billion (2003: TL422,960 billion) guarantees were to related parties at 31 December 2004.

The economic sector risk concentrations for outstanding credit related commitments of the Bank were as follows:

	2004	2003
Electricity, gas, water	594,619	204,998
Chemicals	262,978	312,743
Electronics	227,935	138,039
Financial institutions	214,091	241,233
Small-scale retailers	191,310	141,700
Telecommunication	188,087	3,619
Steel and mining	181,501	44,765
Other manufacturing	145,213	61,037
Wholesaling	136,249	339,770
Food and beverage	102,774	14,778
Automotive	97,306	137,232
Textile	82,354	37,319
Construction	55,926	37,320
Transportation	15,988	13,022
Agriculture and forestry	3,942	14,244
Tourism	2,808	7,447
Other	443,188	478,979
	2,946,269	**2,228,245**

(Amounts expressed in billions of Turkish lira (TL) in terms of the purchasing power of TL at 31 December 2004)

NOTE 23 - MUTUAL FUNDS

At 31 December 2004, the Bank manages twelve (2003: twelve) mutual funds (Funds) which were established under Capital Markets Board Regulations. At 31 December 2004, the Funds' investment portfolio includes government bonds, treasury bills and share certificates of TL3,706,830 billion (2003: TL3,274,470 billion). In accordance with the Funds' statute, the Bank purchases and sells marketable securities for the Funds, markets their participation certificates and provides other services and charges management fees ranging from 0.010% to 0.012%. At 31 December 2004, management fees earned by the Bank amounted to TL109,130 billion (2003: TL67,425 billion).

NOTE 24 - SEGMENT REPORTING

The Bank is organised in five main business segments:

i) Retail banking - The Bank offers a variety of retail services such as deposit accounts, customer loans, credit cards, insurance products and wealth management services. The Bank's line of retail banking products and services also include bank cards, automatic payment services, foreign currency trading, safe deposit box rentals, checks, money transfers, investment banking, telephone and internet banking.

ii) Corporate banking - Corporate banking serves financial solutions and banking services to large and medium - scale corporate customers. Among the products and services offered to corporate and commercial customers are Turkish Lira and foreign currency denominated working capital loans, medium - term financing for investments, foreign trade financing, export factoring, project finance loans, letters of credit and guarantee, foreign currency trading, corporate finance services and cash and deposit management services. In addition, and at customer request, the Bank delivers cash management services that include collection and payment services and liquidity and information management.

iii) Private banking - Private banking serves the members of the upper-income groups who have expectations for utmost service quality both in banking and investment transactions.

iv) Treasury activities - The Treasury Unit consists of TL Fund Group, Foreign Exchange Fund Group, Treasury Marketing Group and Special Products Group. The purpose of the Treasury Unit is to generate maximum profit by managing foreign exchange and interest rate risks within the risk parameters set by the Executive Risk Committee. The Unit manages the short and long-term liquidity and the fund surplus of the Bank, taking into consideration market conditions and the country's economic conjuncture. Treasury Unit trades in Turkish lira and foreign currency instruments on a spot and forward basis and trades in domestic securities together with foreign securities with AAA rating. In addition, the Unit carries out pricing and marketing activities of treasury products for corporate customers.

v) International banking - The Bank provides services for foreign trade financing, foreign currency and Turkish lira clearances. The international banking unit seeks out long-term funding opportunities at prices below that fully reflect country risk and, tries to diversify the sources of funding and create a base of international investors for that purpose.

(Amounts expressed in billions of Turkish lira (TL) in terms of the purchasing power of TL at 31 December 2004)

NOTE 24 - SEGMENT REPORTING (Continued)

Segment information for the period ended 31 December 2004 is as follows:

	Retail banking	Corporate banking	Private banking	Treasury activities	International banking	Total
Net interest income	1,090,274	447,992	6,202	1,014,510	31,730	2,590,708
Segment result (*)	419,551	393,832	2,006	1,288,010	4,093	2,107,492
Dividend income and income from associates						19,620
Loss on net monetary position						(632,415)
Income before income taxes						1,494,697
Income taxes						(470,205)
Minority interest						(12)
Net income						**1,024,480**

(*) Segment result includes operating income less dividend income and operating expenses.

Starting from 1 January 2004, the Bank has been following the profitability results of each of its business units, branches, customers and products separately, through a profitability system. "Net interest income", a significant component of the profitability measure, includes the effects of "fund transfer pricing ("FTP")" between the business units for all the interest earning assets and interest bearing liabilities. FTP charge and credit are calculated for interest earning assets and interest bearing liabilities, respectively, on a transaction basis using FTP rates announced daily by the Bank.

Segment information regarding the balance sheet at 31 December 2004 is as follows:

	Retail banking	Corporate banking	Private banking	Treasury activities	International banking	Total
Segment assets	6,633,019	8,136,647	55,197	19,042,600	230,557	34,098,020
Associates and equity securities						280,712
Unallocated assets						1,044,997
Total assets						**35,423,729**
Segment liabilities	15,690,379	3,360,441	1,160,940	5,006,557	2,720,583	27,938,900
Unallocated liabilities						1,285,266
Shareholders' equity and minority interest						6,199,563
Total liabilities and shareholders' equity						**35,423,729**
Other segment items:						
Capital expenditure	47,559	9,764	882	9	18	58,232
Depreciation	92,371	9,828	878	1,621	311	105,009
Impairment charge	4,746	412	45	39	15	5,257
Other non-cash expenses	173,689	23,487	246	5,850	82	203,354

(Amounts expressed in billions of Turkish lira (TL) in terms of the purchasing power of TL at 31 December 2004)

NOTE 25 - SUBSEQUENT EVENTS

(i) In accordance with the "Shares Sale and Purchase Agreement" signed on 26 January 2005 between the Bank, BNP Paribas, Société Jovacienne de Participations and Dresdner Bank AG, the Bank will purchase 60% of the shares of BNP-AK-DRESDNER Bank A.Ş. for an amount of EUR57,294,000. The transaction will be finalised pursuant to approval of the respective regulatory bodies.

(ii) Through the enactment of the Law numbered 5083 concerning the "Currency of the Republic of Turkey" in the Official Gazette dated 31 January 2004, the New Turkish lira ("YTL") and the New Kuruş ("YKr") have been introduced as the new currency of the Republic of Turkey, effective from 1 January 2005. The hundredth part of the YTL is the YKr. When the prior currency, Turkish lira ("TL"), values are converted into YTL, one million TL (TL1,000,000) shall be equivalent to one YTL (YTL1). Accordingly, the currency of the Republic of Turkey is simplified by removing 6 zeroes from the TL.

All references made to Turkish Lira or Lira in laws, other legislation, administrative transactions, court decisions, legal transactions, negotiable instruments and other documents that produce legal effects as well as payment and exchange instruments shall be considered to have been made to YTL at the conversion rate indicated above. Consequently, effective from 1 January 2005, the YTL replaces the TL as a unit of account in keeping and presenting of books, accounts and financial statements.

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